Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
QUANTA SERVICES, INC. (PARENT)
QUANTA MS ACQUISITION, INC. (MERGER SUB)
and
INFRASOURCE SERVICES, INC. (COMPANY)
dated as of
March 18, 2007

Exhibit A            Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B            Form of Affiliates Letter

INDEX OF DEFINED TERMS

Defined Term	Page
2003 Plan	6
2004 Plan	6
Acquisition Proposal	46
Action	15
Adjusted Option	6
Affiliates Letter	64
Agreement	1
Alternative Transaction Recommendation	45
Applicable Laws	4
Board	1
BP LTIP	21
Certificate of Merger	2
Change in Control of Parent	68
Change in the Company Board Recommendation	60
Change in the Parent Board Recommendation	60
Change of Recommendation Notice	45
Closing	2
Closing Date	2
Code	1
Company	1
Company Balance Sheet	13
Company Benefit Plans	19
Company Board Recommendation	27
Company Bylaws	9
Company Certificate	9
Company Common Stock	1
Company Disclosure Letter	8
Company Employee Agreement	19
Company Employees	56
Company Engagement Letters	27
Company ERISA Affiliate	19
Company ESPP	7
Company Material Adverse Effect	9
Company Material Contract	25
Company Option	6
Company Permits	15
Company Restricted Shares	7
Company SEC Documents	13
Company Stock Plans	6
Company Stockholder	3
Company Stockholder Meeting	59

v

Defined Term	Page
Company Stockholders’ Approval	27
Company Subsidiaries	9
Company Termination Fee	69
Confidentiality Agreement	44
Confidentiality Agreements	44
Covered Proposal	69
Credit Agreement	10
Dark Fiber Confidentiality Agreement	44
Delaware Secretary of State	2
DGCL	1
Effective Time	2
Encumbrance	12
Environmental Laws	21
ERISA	19
Exchange Act	10
Exchange Agent	3
Exchange Ratio	3
FCPA	15
GAAP	13
Governmental Authority	12
Hazardous Substances	22
HSR Act	12
Indemnified Directors and Officers	58
Insurance Amount	58
Intellectual Property	25
Labor Agreements	23
Merger	1
Merger Consideration	3
Merger Sub	1
Merger Sub Bylaws	28
Merger Sub Certificate	28
Merger Sub Common Stock	3
Multiemployer Plan	20
New Plans	57
NYSE	13
Parent	1
Parent Balance Sheet	31
Parent Benefit Plans	36
Parent Board Recommendation	42
Parent Bylaws	28
Parent Certificate	28
Parent Common Stock	3
Parent Disclosure Letter	27
Parent ERISA Affiliate	36
Parent Limited Vote Common Stock	30
Parent Material Adverse Effect	28

Defined Term	Page
Parent Material Contract	40
Parent Permits	33
Parent Proposal	28
Parent Required Vote	28
Parent Restricted Shares	7
Parent Rights Agreement	31
Parent SEC Documents	31
Parent Stock Options	30
Parent Stock Plan	30
Parent Stockholder Meeting	60
Parent Stockholders	30
Parent Subsidiaries	28
Parent Subsidiary	28
Parent Termination Fee	70
PBGC	20
Person	47
Property and Equipment	24
Proxy Statement/Prospectus	14
Registration Statement	15
Representatives	42
Returns	19
Sarbanes-Oxley Act	13
SEC	12
Securities Act	11
Stock Certificate	3
Subsidiary	9
Superior Proposal	46
Surviving Corporation	2
Taxes	19
Termination Date	67
WARN Act	23

AGREEMENT AND PLAN OF MERGER
     This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of March 18, 2007, by and among Quanta Services, Inc., a Delaware corporation (“Parent”), Quanta MS Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and InfraSource Services, Inc., a Delaware corporation (“Company”).
RECITALS
     WHEREAS, Parent, Merger Sub and Company desire that Parent acquire all of the capital stock of Company through the merger of Merger Sub with and into Company, with Company as the surviving corporation (the “Merger”), pursuant to which each share of Common Stock of Company, par value $0.001 per share (“Company Common Stock”), issued and outstanding at the Effective Time (as defined in Section 1.2), excluding shares of Company Common Stock owned by Parent, Merger Sub or Company (or any of their respective direct or indirect wholly owned subsidiaries), will be converted into the right to receive the Merger Consideration as defined in Section 2.1(b), all as more fully provided in this Agreement; and
     WHEREAS, the respective board of directors (each a “Board”) of each of Parent, Merger Sub and Company has determined that the Merger, upon the terms and subject to the conditions set forth in this Agreement, is advisable, fair to and in the best interests of their respective stockholders; and
     WHEREAS, the Parent Board has resolved to submit to the stockholders of Parent for their approval the issuance of shares of Parent Common Stock (as defined in Section 2.1(b)) and the Company Board has resolved to submit this Agreement to the stockholders of Company for their approval; and
     WHEREAS, Parent, Merger Sub and Company desire to make those representations, warranties, covenants and agreements specified herein in connection with this Agreement; and
     WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, Parent, Merger Sub and Company agree as follows:
ARTICLE I
THE MERGER
     1.1 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Company shall continue its existence as a wholly owned subsidiary of Parent under the laws of the State of Delaware.

Company, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”
     1.2 Closing; Effective Time. A closing (the “Closing”) shall be held at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana Street, 44th Floor, Houston, Texas 77002-5200, or such other place as the parties hereto may agree, as soon as practicable but no later than the third business day following the date upon which all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or at such other date as Parent and Company may agree (such date, the “Closing Date”). As promptly as possible on the Closing Date, the parties hereto shall cause the filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) of a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as shall be agreed upon by Parent and Company and specified in the Certificate of Merger (the “Effective Time”).
     1.3 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL.
     1.4 Certificate of Incorporation and Bylaws. The Certificate of Merger shall provide that at the Effective Time, (a) the Surviving Corporation’s Restated Certificate of Incorporation as in effect immediately prior to the Effective Time shall be amended and restated in its entirety as of the Effective Time so as to read as set forth on Exhibit A hereto and (b) Merger Sub’s Bylaws in effect immediately prior to the Effective Time shall be the Surviving Corporation’s Bylaws; in each case, until thereafter changed or amended in accordance with the respective terms thereof and the DGCL.
     1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the officers of Merger Sub shall be the officers of the Surviving Corporation and the directors of Merger Sub shall be the directors of the Surviving Corporation, in each case, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified. On or prior to the Closing Date, Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignations of the directors of Company and, as requested by Parent, the officers of Company as directors and officers, such resignations to be effective as of the Effective Time.
     1.6 Directors and Officers of Parent. The directors and officers of Parent immediately after the Effective Time shall be the directors and officers of Parent immediately prior to the Effective Time, until such time as their death, resignation, removal or until their respective successors shall be duly elected and qualified, except that the Parent Board shall appoint three new directors, who are directors of Company selected by the Parent Board.
     1.7 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Company or (b) otherwise carry out the provisions of this Agreement, Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of Company or otherwise to take any and all such action.
ARTICLE II
CONVERSION OF SECURITIES
     2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or Company or their respective stockholders:
     (a) Each share of common stock, $0.001 par value, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable share of common stock, $0.001 par value, of the Surviving Corporation. Such newly issued shares shall thereafter constitute all of the issued and outstanding Surviving Corporation capital stock.
     (b) Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock owned by Parent, Merger Sub or Company or any of their respective direct or indirect wholly owned subsidiaries (which shares shall be cancelled and shall cease to exist with no payment being made with respect thereto) shall be converted into 1.223 shares (the “Exchange Ratio”) of common stock of Parent, par value $0.00001 per share (“Parent Common Stock”) (such stock, the “Merger Consideration”). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and automatically shall be cancelled and shall cease to exist, and each holder of a certificate, or shares in book-entry form, that immediately prior to the Effective Time represented such shares of Company Common Stock (a “Stock Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.
     2.2 Surrender and Payment.
     (a) Exchange Agent; Exchange Fund. Prior to the Effective Time, for the benefit of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder of share(s) of Company Common Stock (a “Company Stockholder”), Parent shall designate, or shall cause to be designated (pursuant to an agreement in form and substance reasonably acceptable to Company), a bank or trust company that is reasonably satisfactory to Company to act as agent for the payment of the Merger Consideration in respect of the Stock Certificates upon surrender of such Stock Certificates in accordance with this Article II from time to time after the Effective Time (the “Exchange Agent”). Parent will make available to the Exchange

Agent, as needed, the Merger Consideration to be delivered in respect of the shares of Company Common Stock pursuant to Section 2.1(b), including cash in lieu of fractional shares in accordance with Section 2.2(e).
     (b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Stock Certificate (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Stock Certificates held by such Company Stockholder shall pass, only upon proper delivery of the Stock Certificates to the Exchange Agent and, in the case of shares in book-entry form, any additional documents specified by the procedures set forth in the form of letter of transmittal and shall be in such customary form and have such other customary provisions as Parent may reasonably specify), and (ii) instructions for use in effecting the surrender of the Stock Certificates in exchange for the Merger Consideration. Upon surrender of a Stock Certificate in proper form for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent or Parent, the holder of such Stock Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article II, (y) a check in the amount (after giving effect to any required tax withholdings) of (A) any cash in lieu of fractional shares plus (B) any unpaid non-stock dividends and (z) any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article II, and the Stock Certificate so surrendered shall be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the stock transfer books of Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon surrender of the Stock Certificate and any other dividends or distributions in respect thereof, may be issued and paid to a Person (as defined in Section 5.2(d)(i)) other than the Person in whose name the Stock Certificate so surrendered is registered if the Stock Certificate shall be properly endorsed and otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes (as defined in Section 3.12(l)) required by reason of the payment to a Person other than the registered holder of the Stock Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Stock Certificate.
     (c) Distributions with Respect to Unexchanged Shares; Voting.
     (i) To the fullest extent permitted by all laws, statutes, orders, rules or regulations promulgated, or judgments, decisions or orders entered, by any Governmental Authority (as defined in Section 3.5(e)), in each case, to the extent applicable (collectively, “Applicable Laws”), all shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if any dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Stock Certificate until such Stock Certificate is surrendered for exchange in accordance with this Article II. Subject to the effect of all Applicable Laws, following surrender of any such Stock Certificate, there shall be issued and paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions (1) with a record date at or after the Effective Time and a payment date on or before such surrender with respect to such whole shares of Parent Common Stock and (2) not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
     (ii) To the fullest extent permitted by Applicable Laws, holders of unsurrendered Stock Certificates shall be entitled to vote after the Effective Time at any meeting of Parent Stockholders (as defined in Section 4.4) the number of whole shares of Parent Common Stock represented by such Stock Certificates, regardless of whether such holders have exchanged their Stock Certificates.
     (d) Stock Transfer Books. At the close of business on the day on which the Effective Time occurs, the stock transfer books of Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged as provided in this Article II.
     (e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any Company Stockholder entitled to receive a fractional share of Parent Common Stock but for this Section 2.2(e) shall be entitled to receive a cash payment (without interest) in lieu thereof, which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of Parent Common Stock based on the net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of Parent Common Stock that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Stock Certificate(s) (or affidavit(s) of loss and indemnity in lieu thereof) that would otherwise result in the issuance of such fractional shares of Parent Common Stock have been received by the Exchange Agent.
     (f) No Liability. Any portion of the Merger Consideration held by the Exchange Agent for payment to the holders of unsurrendered Stock Certificates that remains unclaimed one year after the Effective Time shall be delivered, at Parent’s option, to Parent (including any interest and other income resulting from investments of such Merger Consideration). Any stockholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any shares of Parent Common Stock and payment of any cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 2.1, Section 2.2(c) and Section 2.2(e) upon due surrender of their Stock Certificate (or affidavits of loss and indemnity in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, Company or the Exchange Agent shall be liable to any Person in respect of any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
     (g) Lost Stock Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming a Stock Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against it with respect to the Stock Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Stock Certificate the shares of Parent Common Stock and the cash and any unpaid dividends and other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Stock Certificate been surrendered.
     (h) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II in respect of Stock Certificates that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock represented thereby.
     2.3 Treatment of Stock Options; Restricted Stock; Company ESPP.
     (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to purchase shares of Company Common Stock (a “Company Option”) granted under Company’s 2003 Omnibus Stock Incentive Plan (the “2003 Plan”), or Company’s 2004 Omnibus Stock Incentive Plan, (the “2004 Plan” and, together with the 2003 Plan, the “Company Stock Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease to represent a right to purchase shares of Company Common Stock and shall be converted into an option (an “Adjusted Option”) to purchase, on the same terms and conditions as applied to each such Company Option immediately prior to the Effective Time (including, without limitation, the same vesting conditions), the number of whole shares of Parent Common Stock that is equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Parent Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of Company Common Stock subject to such Company Option immediately prior to the Effective Time divided by the Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to such Adjusted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code. Section 2.3(a) of the

Company Disclosure Letter (as defined in Article III below) contains a true and complete list of the Company Options held by each option holder on the date of this Agreement and sets forth next to the name of each such holder (i) the number of Company Options such option holder holds on a grant by grant basis, (ii) the date on which such Company Options were granted, (iii) the exercise price and vesting schedule applicable to such Company Options and (iv) the circumstances pursuant to which the vesting of such Company Options will be accelerated. Except for the Company Options, no current or former employee, director or consultant of Company or any Company Subsidiary holds options or other rights to acquire Company Common Stock.
     (b) Each share of Company Common Stock that is subject to transfer and/or forfeiture restrictions under the Company Stock Plans immediately prior to the Effective Time (collectively, the “Company Restricted Shares”) shall, upon its conversion into the Merger Consideration pursuant to Section 2.1 hereof, continue to be subject to such restrictions (the shares of Parent Common Stock subject to such transfer and/or forfeiture restrictions after the Effective Time are hereafter collectively referred to as “Parent Restricted Shares”) and, upon the lapsing of such restrictions, Parent shall be entitled to withhold such amounts as may be required to be withheld under the Code and any applicable state or local tax law with respect to the lapsing of such restrictions; provided, that each holder of such Parent Restricted Shares may satisfy such withholding obligations by any approved method under the applicable Company Stock Plan. Section 2.3(b) of the Company Disclosure Letter contains a true and complete list of the Company Restricted Shares held by each holder thereof on the date of this Agreement and sets forth next to the name of each holder (i) the number of Company Restricted Shares such holder holds on a grant by grant basis, (ii) the date on which such Company Restricted Shares were granted, (iii) the vesting schedule pursuant to which the transfer and/or forfeiture restrictions on such Company Restricted Shares shall lapse and (iv) the circumstances pursuant to which the vesting of such Company Restricted Shares will be accelerated. Except for the Company Restricted Shares and except as set forth on Section 2.3(b) of the Company Disclosure Letter, no current or former employee, director or consultant of Company or any Company Subsidiary (as defined in Section 3.1(a)) holds restricted shares of Company Common Stock.
     (c) The Company Board shall take any and all actions reasonably necessary (including, without limitation, adopting any necessary plan amendment) to terminate all purchases of stock under Company’s 2004 Employee Stock Purchase Plan (the “Company ESPP”) effective as of the last “Trading Day” of the “Offering Period” (as each such term is defined in the Company ESPP) that is in effect on the date of this Agreement and provide that no additional Offering Periods shall commence under the Company ESPP after the date of this Agreement. Company shall terminate the Company ESPP in its entirety immediately prior to the Closing Date.
     (d) As of the Effective Time, Parent shall assume the obligations and succeed to the rights of Company under the Company Stock Plans with respect to the Adjusted Options and the Parent Restricted Shares. Company and Parent agree that (i) except as disclosed on Sections 2.3(a) and (b) of the Company Disclosure Letter, Company Options and Company Restricted Shares shall not vest as a result of the Merger and (ii) prior to the Effective Time each of the Company Stock Plans shall be amended, if and to the extent necessary, to reflect the transactions contemplated by this Agreement, including the conversion of the Company Options and Company Restricted Shares pursuant to Sections 2.3(a) and (b) above and the substitution of Parent for Company thereunder to the extent appropriate to effectuate the assumption of such Company Stock Plans by Parent. From and after the Effective Time, all references to Company (other than any references relating to a “Change in Control” of Company) in each Company Stock Plan and in each agreement evidencing any award of Company Options or Company Restricted Shares shall be deemed to refer to Parent, unless Parent determines otherwise.
     (e) Parent shall take all action necessary or appropriate to have available for issuance under an effective registration statement filed with the SEC a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Adjusted Options.
     2.4 Adjustments to Prevent Dilution. In the event that Company changes the number of shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.
     2.5 Withholding. Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Applicable Laws, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made by Parent or the Exchange Agent, as the case may be.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
     Except as set forth in the disclosure letter, or in a specific reference to a Company SEC Document (as defined in Section 3.6) filed and publicly available prior to the date of this Agreement referred to in such disclosure letter, delivered by Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein or in the referred to portion of the Company SEC Documents and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent; provided however, that any disclosures in a “Risk Factors” or similar section included in any Company SEC Documents shall not be deemed a qualification of any representation, warranty or covenant, or the matters expressly set forth on the Company Disclosure Letter or the exceptions in the definition of “Company Material Adverse Effect”), Company represents and warrants to Parent as follows:
     3.1 Organization and Standing.
     (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of the Subsidiaries listed on Section 3.1 of the Company Disclosure Letter (the “Company Subsidiaries”) is an organization duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization with full entity power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Company and the Company Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (as defined below). Company is not in default in the performance, observance or fulfillment of any provision of Company’s Restated Certificate of Incorporation, as amended (the “Company Certificate”), or Company’s Amended and Restated Bylaws (the “Company Bylaws”), each of which is in the form as filed and publicly available prior to date of this Agreement in the Company SEC Documents. Company has made available to Parent complete and correct copies of the certificates of incorporation and bylaws or similar organizational documents for each of the Company Subsidiaries.
     (b) For purposes of this Agreement, (i) “Company Material Adverse Effect” means a materially adverse effect on the financial condition, business, assets, properties or results of operations of Company and the Company Subsidiaries, taken as a whole, no matter how caused or how arising, except that no materially adverse effect may be caused solely by or arise solely from one or more of (A) changes to economic, political or business conditions affecting the economy or financial markets generally, (B) the occurrence of natural disasters of any type, (C) occurrence of war, acts of war, terrorism or similar hostilities or (D) changes in Applicable Laws, unless any such change or occurrence specified in clauses (A), (B), (C) or (D) materially and disproportionately affects Company and the Company Subsidiaries taken as a whole and (ii) “Subsidiary” means, with respect to any party, any corporation, partnership, limited liability company, joint venture or other entity or enterprise, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly beneficially owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

     3.2 Subsidiaries. Except as set forth on Section 3.2 of the Company Disclosure Letter, Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise, other than the Company Subsidiaries. Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such entity or any other person. Company owns, directly or indirectly, each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of the Company Subsidiaries. Each of the ownership interests of each of the Company Subsidiaries is duly authorized and validly issued and is owned, directly or indirectly, by Company free and clear of all Encumbrances (as defined in Section 3.5(b)), other than pursuant to the Securities Pledge Agreements, entered into in connection with the Credit Agreement, dated June 30, 2006, among Company, InfraSource Incorporated, JPMorgan Chase Bank, N.A., as syndication agent, Bank of America, N.A., as administrative agent, and the lenders party thereto (the “Credit Agreement”). There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any of the Company Subsidiaries, nor are there outstanding any securities that are convertible into or exchangeable for any shares of capital stock or other voting securities or ownership interests of any of the Company Subsidiaries. Neither Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including without limitation any contract relating to any transaction or relationship between or among Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”))).
     3.3 Corporate Power and Authority. Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under this Agreement, and, subject to approval and adoption of this Agreement and the transactions contemplated by this Agreement by the Company Stockholders, to consummate the transactions contemplated by this Agreement. The execution, performance and delivery of this Agreement by Company have been duly authorized by all necessary corporate action on the part of Company, subject to adoption of this Agreement and the transactions contemplated by this Agreement by the Company Stockholders, and no other corporate proceedings on the part of Company are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of Company enforceable against it in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity.

     3.4 Capitalization of Company.
     (a) As of December 31, 2006, Company’s authorized capital stock consisted of (i) 120,000,000 shares of Company Common Stock, of which 40,233,869 shares were issued and outstanding (including 164,531 Company Restricted Shares issued under the Company Stock Plans), and (ii) 12,000,000 shares of preferred stock, par value $.001 per share, issuable in series, none of which were outstanding. At December 31, 2006, there were outstanding Company Options to purchase an aggregate of 2,230,989 shares of Company Common Stock and unvested restricted stock covering 164,531 shares of Company Common Stock (which were included in the outstanding shares). Since December 31, 2006, except as set forth on Section 3.4(a) of the Company Disclosure Letter, (i) no shares of Company Common Stock have been issued, except pursuant to Company Options outstanding on December 31, 2006, (ii) no Company Options have been granted, and (iii) no issuances are currently contemplated.
     (b) Other than as set forth in Section 3.4(a) (including the exceptions set forth in the last sentence of Section 3.4(a)) of this Agreement or Section 3.4(b) of the Company Disclosure Letter, there are no outstanding (i) shares of Company capital stock or Company voting securities, (ii) subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any securities of Company, or (iii) securities that are convertible into or exchangeable for any shares of Company capital stock or Company voting securities, and neither Company nor any of the Company Subsidiaries has any obligation of any kind to issue any additional securities or to pay for, repurchase, redeem or otherwise acquire any securities of Company or any of the Company Subsidiaries or any of their respective predecessors. None of the Company Subsidiaries owns any Company capital stock, option or warrant to acquire Company capital stock or other interest determined by reference to the value of Company capital stock.
     (c) Each outstanding share of Company capital stock is, and each share of Company capital stock that may be issued will be, when issued, duly authorized and validly issued, fully paid and nonassessable, and not subject to any preemptive or similar rights. The issuance and sale of all of the shares of capital stock described in this Section 3.4 have been in compliance with United States federal and state securities laws. Neither Company nor any of the Company Subsidiaries is obligated to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), or under any state securities law or granted registration rights to any individual or entity.
     3.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will:
     (a) conflict with, or result in a breach of any provision of, the Company Certificate or the Company Bylaws;

     (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any Person (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, pledge, mortgage, charge, option, hypothecation, easement, restriction or other encumbrance (an “Encumbrance”) upon any properties or assets of Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Company or any of the Company Subsidiaries is a party, except (i) the Credit Agreement, and (ii) the agreements set forth in Section 3.5(c) of the Company Disclosure Letter;
     (c) except as set forth on Section 3.5(c) of the Company Disclosure Letter, violate, or conflict with, or result in any change in the rights or obligations of any party under any of its Company Material Contracts (as defined in Section 3.18(a));
     (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Company or any of the Company Subsidiaries or any of their respective properties or assets; or
     (e) except as set forth on Section 3.5(e) of the Company Disclosure Letter, require any action or consent or approval of, or review by, or registration or filing by Company or any of its affiliates with, any third party or any local, domestic, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (each of the foregoing, a “Governmental Authority”), other than (i) approval of this Agreement and the transactions contemplated by this Agreement by Company Stockholders, (ii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), (iii) registrations or other actions required under United States federal and state securities laws, (iv) compliance with any applicable requirements under stock exchange rules, (v) consents or approvals of any Governmental Authority, which are normally obtained after the consummation of this type of transaction, and (vi) the filing with the Delaware Secretary of State of the Certificate of Merger;
other than in the case of Sections 3.5(b), 3.5(c), 3.5(d) and 3.5(e) those exceptions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     3.6 Company SEC Reports and Financial Statements.
     (a) Company has timely filed with the United States Securities and Exchange Commission (the “SEC”) all forms and documents required to be filed by it since May 12, 2004 under the Exchange Act, including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders of Company (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by Company with the SEC. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and other Applicable Laws, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, The New York Stock Exchange (the “NYSE”), any stock exchange or any other comparable Governmental Authority.
     (b) The December 31, 2006 consolidated balance sheet of Company (the “Company Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by Company with the SEC after the date of this Agreement will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied during the periods involved. Except as set forth on Section 3.6(b) of the Company Disclosure Letter, the books and records of Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to Company and has not resigned or been dismissed as independent public accountants of Company.
     (c) Since September 23, 2003, (A) except as set forth on Section 3.6(c) of the Company Disclosure Letter, the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective Company Stock Plans under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of

Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Laws and recorded in Company’s financial statements referred to in Section 3.6(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
     (d) Since December 31, 2006, Company and the Company Subsidiaries have not entered into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, or securities, interest rates or currencies, other than in the ordinary course of business consistent with past practices.
     (e) Neither Company nor any of the Company Subsidiaries has, since September 23, 2003, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Company as prohibited under Section 402 of the Sarbanes-Oxley Act.
     3.7 Absence of Undisclosed Liabilities.
     (a) Except (i) as and to the extent disclosed or reserved against on the balance sheet of Company as of December 31, 2006 included in the Company SEC Documents filed prior to the date of this Agreement or (ii) as incurred since the date thereof in the ordinary course of business consistent with prior practice, neither Company nor any of the Company Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would (x) be required by GAAP to be reflected on a consolidated balance sheet of Company and the Company Subsidiaries (or disclosed in the notes thereto) or (y) otherwise reasonably be expected to be material to Company and the Company Subsidiaries taken as a whole.
     (b) Since December 31, 2006, Company has not recorded, and does not expect to record, the reversal of any previously recognized profits, or the recognition of any losses, on any projects of Company or any Company Subsidiary that are individually or in the aggregate in excess of $5,000,000.
     (c) Since December 31, 2006 and through the date of this Agreement, Company and Company Subsidiaries have not deemed uncollectible or reserved for any accounts or notes receivable, except in the ordinary course of business consistent with past practice.
     3.8 Proxy Statement/Prospectus; Registration Statement. None of the information to be supplied by Company for inclusion in (a) the joint proxy statement relating to the Company Stockholder Meeting (as defined in Section 5.5(a)) and the Parent Stockholder Meeting (as defined in Section 5.5(b)) (also constituting the prospectus in respect of Parent Common Stock into which Company Common Stock will be converted) (the “Proxy Statement/Prospectus”), to be filed by Company and Parent with the SEC, and any amendments or supplements thereto, or

(b) the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Company Stockholders and Parent Stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
     3.9 Compliance with Law. Except as to matters involving Environmental Laws (as defined in Section 3.14(a)) or Hazardous Substances (as defined in Section 3.14(b)) to which Section 3.14 shall apply, Company and the Company Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except for failures to hold such Company Permits that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Company and the Company Subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The businesses of Company and the Company Subsidiaries are not being conducted in violation of Applicable Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Authority with respect to Company or any of the Company Subsidiaries is pending or, to the knowledge of Company, threatened, nor has any Governmental Authority indicated in writing an intention to conduct any such investigation or review, other than, in each case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither Company, any Company Subsidiary, nor, to the knowledge of Company, any director, officer, agent, employee or other person acting on behalf of Company or any of the Company Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).
     3.10 Litigation. Except as to Taxes to which Section 3.12 shall apply and to matters involving Environmental Laws or Hazardous Substances to which Section 3.14 shall apply, and except as set forth on Section 3.10 of the Company Disclosure Letter, there is no suit, claim, action, proceeding, hearing, notice of violation, investigation or demand letter (an “Action”) pending or, to the knowledge of Company, threatened, against Company or any of the Company Subsidiaries or any executive officer or director of Company or any of the Company Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or that would be required to be disclosed in the Company SEC Documents. There is no outstanding order, writ, injunction, judgment, award, rule or decree against Company or any of the Company Subsidiaries or by which any property, asset or operation of Company or any of the Company Subsidiaries is bound or affected that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since December 31, 2006 and through the date of this Agreement, Company and the Company Subsidiaries have not entered into any settlement or consent with respect to any pending litigation or other proceeding other than settlements (i) in the ordinary course of business not exceeding a $5,000,000 payment by Company or a Company Subsidiary with an unconditional release of Company, the Company Subsidiaries and its or their affiliates, as applicable, from any liabilities or, (ii) in the case of non-monetary settlements, which would not be reasonably likely to have an adverse impact in any material respect on the operations of Company and the Company Subsidiaries and, following the Effective Time, Parent and the Parent Subsidiaries.
     3.11 Absence of Certain Changes or Events. Except as set forth on Sections 3.11(a) through (h) of the Company Disclosure Letter:
     (a) Since December 31, 2006, there has not been any Company Material Adverse Effect or any event, change, effect or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, except as contemplated in this Agreement;
     (b) Since December 31, 2006 and through the date of this Agreement, Company and the Company Subsidiaries have conducted their business and operated their properties in the ordinary course of business consistent with past practice, except as contemplated in this Agreement;
     (c) Since December 31, 2006 and through the date of this Agreement, Company and Company Subsidiaries have not merged or consolidated with any other Person or acquired assets of any other Person for consideration in excess of $5,000,000, individually, and $50,000,000 in the aggregate or entered into a new line of business or commenced business operations in any country in which Company is not operating as of the date of this Agreement or made any offer or committed to do any of the foregoing;
     (d) Since December 31, 2006, there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Company, or any repurchase, redemption or other acquisition by Company or any of the Company Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Company or any of the Company Subsidiaries;
     (e) Since December 31, 2006, except as set forth on Section 3.11(e) of the Company Disclosure Letter, there has not been any amendment of any term of (i) any outstanding security of Company or any of the Company Subsidiaries or (ii) any Company Benefit Plan or Company Employee Agreement (as defined in Section 3.13(a)) of Company or any of the Company Subsidiaries;
     (f) Since December 31, 2006 and through the date of this Agreement, Company has not incurred any indebtedness for borrowed money, except indebtedness incurred and letters of credit issued under the Credit Agreement or in the ordinary course of business in accordance with the Credit Agreement;

     (g) At the date of this Agreement, Company and Company Subsidiaries have not made or committed to make capital expenditures in excess of the aggregate consolidated budgeted amount set forth in Company’s fiscal 2007 capital expenditure plan as previously disclosed to Parent; and
     (h) Since December 31, 2006, there has not been any change in any method of accounting or accounting practice by Company or any of the Company Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Company Subsidiary’s accounting policies and practices to those of Company.
     3.12 Taxes. Notwithstanding any other provisions in this Agreement to the contrary other than Sections 3.6, 3.13 and 3.21, this representation contains Company’s sole representation regarding Taxes.
     (a) (i) Company and each of the Company Subsidiaries has timely filed, or sought and received an extension to file, all material United States federal, state and local and all foreign Returns (as defined in Section 3.12(k)) required to be filed by it, (ii) all such Returns were true, correct and complete in all material respects, (iii) Company and each of the Company Subsidiaries have paid or caused to be paid all Taxes (whether or not shown on such Returns as owing), except where the failure to pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (iv) each of Company and the Company Subsidiaries has timely withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party, (v) except as set forth on Section 3.12(a)(v) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries is currently the beneficiary of any extension of time within which to file any material Return, (vi) except as set forth on Section 3.12(a)(vi) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries has any liability for the Taxes of any person (other than Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferor or successor, by contract or otherwise, (vii) the charges, accruals and reserves for Taxes with respect to Company and the Company Subsidiaries reflected in the Company Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (viii) except as set forth on Section 3.12(a)(viii) of the Company Disclosure Letter, no deficiencies for any material amounts of Taxes have been asserted or assessed, or, to the knowledge of Company, proposed, against Company or any Company Subsidiary that have not been paid in full, (ix) except as set forth on Section 3.12(a)(ix) of the Company Disclosure Letter, there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Company or any Company Subsidiary, threatened or scheduled to commence, against or with respect to Company or any Company Subsidiary in respect of any material amount of Tax, and (x) except as set forth on Section 3.12(a)(x) of the Company Disclosure Letter, there is no outstanding order, writ, injunction, judgment, award, rule or decree against Company or any of the Company Subsidiaries related to any material amount of Tax.

     (b) Neither Company nor any Company Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
     (c) Each of Company and the Company Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
     (d) Neither Company nor any Company Subsidiary has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “listed transaction,” as defined in Section 1.6011-4 of the Treasury Regulations.
     (e) Neither Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) executed on or prior to the Closing Date.
     (f) Except as set forth on Section 3.12(f) of the Company Disclosure Letter, since September 24, 2003, neither Company nor any Company Subsidiary has undergone an “ownership change” pursuant to Section 382(g) of the Code.
     (g) Since September 24, 2003, neither Company nor any Company Subsidiary has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
     (h) The Company has made available to Parent correct and complete copies of (i) all U.S. federal income tax Returns of Company and the Company Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date of this Agreement, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material amounts of Taxes due from or with respect to Company or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) or (ii) of this Section 3.12(h).
     (i) Except as set forth on Section 3.12(i) of the Company Disclosure Letter, neither Company nor any Company Subsidiary has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that will not be deductible under Section 280G or 162(m) of the Code (or any corresponding provision of state, local or foreign Applicable Law).
     (j) Except as set forth on Section 3.12(j) of the Company Disclosure Letter, from December 31, 2006 until the date of this Agreement, neither Company nor any

Company Subsidiary has made any change to any material method of Tax accounting, made or changed any material Tax election, authorized any indemnities for a material amount of Taxes, amended any Return (including by way of a claim for refund) such that the amended Return results in an overpayment or underpayment of a material amount of Taxes, or settled or compromised any material Tax liability.
     (k) “Returns” means returns, reports, forms or other documentation (including any additional or supporting material and any amendments or supplements) required to be filed with any Governmental Authority of the United States or any other relevant jurisdiction responsible for the imposition or collection of Taxes, including any information returns, claims for refunds, amended returns, or declarations of estimated Taxes.
     (l) “Taxes” means all taxes (whether United States federal, state or local or foreign) based upon or measured by income and any other tax whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, unemployment, net worth, social security, worker’s compensation, excise, or property taxes, together with any interest, penalties, additions to tax and additional amounts imposed with respect thereto.
     3.13 Employee Benefit Plans; ERISA.
     (a) Section 3.13(a)(i) of the Company Disclosure Letter contains a true and complete list of the Company Benefit Plans (as defined below). For purposes of this Agreement, “Company Benefit Plans” shall mean all material employee benefit plans or arrangements of any type (including without limitation, the Company Stock Plans, the Company ESPP and plans described in Section 3(3) of the Employee Retirement Income Security Act of 1976, as amended (“ERISA”)), sponsored, maintained or contributed to by Company or any trade or business, whether or not incorporated, which together with Company would be deemed a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Company ERISA Affiliate”) within six years prior to the Effective Time; provided, that the term “Company Benefit Plans” shall not include any Multiemployer Plan (as defined below) or union-sponsored welfare plan, and Section 3.13(a)(ii) of the Company Disclosure Letter lists each individual employment, compensation, severance or similar agreement with respect to which Company or any Company ERISA Affiliate has any current or future obligation or liability (“Company Employee Agreement”). With respect to each Company Benefit Plan, Company has provided or made available to Parent a true, correct and complete copy of such Company Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service. Company has provided or made available to Parent a true, correct and complete copy of (x) each Company Employee Agreement that has not been filed with the Company SEC Documents or (y) the form(s) of each Company Employee Agreement and has listed on Section 3.13(a)(ii) of the Company Disclosure Letter the name of each of the individuals who have signed such Company Employee Agreement by each type of form. All Company Employee

Agreements referenced in clause (y) of the preceding sentence conform substantially to the form(s) of such Company Employee Agreements provided to Parent.
     (b) With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and Applicable Laws; (iii) neither Company nor any Company ERISA Affiliate has engaged in, and Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Company or any Company ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA; (iv) except as set forth on Section 3.13(b)(iv) of the Company Disclosure Letter, no disputes, government audits, examinations or investigations are pending or, to the knowledge of Company or any Company ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Company nor any Company ERISA Affiliate has engaged in, and Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code; (vi) all contributions due have been made on a timely basis; and (vii) except for outstanding awards under the Company Stock Plans and the Company ESPP, such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions required under any Company Benefit Plan which have not been made have been properly recorded on the books of Company or a Company ERISA Affiliate.
     (c) Neither Company nor any Company ERISA Affiliate has incurred or taken any action that could reasonably be expected to cause it to incur any liability (i) on account of a partial or complete withdrawal (within the meaning of Sections 4205 and 4203 of ERISA, respectively) with respect to any multiemployer plan, as described in Section 3(37) of ERISA (a “Multiemployer Plan”), or (ii) on account of unpaid contributions to any such Multiemployer Plan. To the knowledge of Company, no Multiemployer Plan to which Company or any Company ERISA Affiliate contributes or is obligated to contribute is insolvent or in reorganization, within the meaning of Sections 4245 and 4241 of ERISA.
     (d) Neither Company nor any Company ERISA Affiliate has incurred or taken any action that could reasonably be expected to cause it to incur any liability to the Pension Benefit Guaranty Corporation (the “PBGC”) as a result of the voluntary or involuntary termination of any Company Benefit Plan which is subject to Title IV of ERISA.

     (e) No event has occurred with respect to a Company Benefit Plan that could reasonably be expected to result in liability to Company or any Company ERISA Affiliate which would have a Company Material Adverse Effect.
     (f) Except as set forth in Section 3.13(f) of the Company Disclosure Letter, (i) no present or former employees of Company or any of the Company Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits or has or will obtain a right to receive a gross-up payment from Company or any of the Company Subsidiaries with respect to any excise taxes which may be imposed upon such present or former employee pursuant to Sections 409A or 4999 of the Code or otherwise, (ii) neither the execution of this Agreement nor the consummation of the transactions shall cause any payments or benefits to any employee, officer or director of Company or any of the Company Subsidiaries to be either subject to an excise tax or non-deductible to Company under Sections 4999 and 280G of the Code, respectively, and (iii) neither the execution of this Agreement nor the consummation of the transactions shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Company or any of the Company Subsidiaries.
     (g) Section 3.13(g) of the Company Disclosure Letter (i) lists for each participant in the Blair Park Services, Inc. and Sunesys, Inc. Performance Unit Plan 2005-2008 (the “BP LTIP”) the applicable performance target(s) and (ii) describes the committee or person(s) administering the BP LTIP. The consummation of the transactions contemplated by this Agreement will not accelerate the vesting or payment of awards granted under the BP LTIP to any employee of Blair Park Services, Inc. or Sunesys, Inc.
     3.14 Environmental Matters. Notwithstanding any other provision in this Agreement to the contrary other than in Section 3.6, this representation contains Company’s sole representation regarding matters involving Environmental Laws or Hazardous Substances. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:
     (a) The businesses of Company and the Company Subsidiaries have been and are operated in compliance with all applicable federal, state and local statutes, ordinances, licenses, rules, orders, regulations, permit conditions, injunctive obligations and legal requirements relating to the protection of the environment and public health, including without limitation the common law and the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, “Environmental Laws”).
     (b) Neither Company nor any of the Company Subsidiaries has caused the generation, treatment, manufacture, processing, distribution, use, storage, discharge,

release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any other substance regulated under any Environmental Law (together, “Hazardous Substances”), except in compliance with all Environmental Laws, and, to Company’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Company or any of the Company Subsidiaries except in compliance with all Environmental Laws.
     (c) Neither Company nor any of the Company Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Company, any other communication alleging or concerning any violation by Company or any of the Company Subsidiaries of, or responsibility or liability of Company or any of the Company Subsidiaries under, any Environmental Law. There are no pending or, to the knowledge of Company, threatened claims, suits, actions or proceedings with respect to the businesses or operations of Company or any of the Company Subsidiaries alleging or concerning any violation of, or responsibility or liability under, any Environmental Law. There is no outstanding order, writ, injunction, judgment, award, rule or decree against Company or any of the Company Subsidiaries related to any Environmental Law or Hazardous Substances.
     (d) Company and the Company Subsidiaries have obtained and are in compliance with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation of the businesses of Company and the Company Subsidiaries as currently conducted; and, to the knowledge of Company, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and similar authorizations.
     (e) No claims have been asserted or, to the knowledge of Company, threatened to be asserted against Company or any of the Company Subsidiaries or against any Person (as defined in Section 5.2(d)) whose liability for any claim Company or any of the Company Subsidiaries has retained or assumed either contractually or by operation of law for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances.
     3.15 Insurance. Company has made available to Parent a true, complete and correct copy of each insurance policy of Company and each material insurance policy of the Company Subsidiaries currently in effect or the binder therefor. Company maintains insurance with reputable insurers for the business and assets of Company and the Company Subsidiaries against all risks normally insured against, and in amounts normally carried, by corporations of similar size engaged in similar lines of business. All premiums due on such policies have been paid, and there is no existing default or notice of non-renewal, except for such defaults or notices as would not constitute a Company Material Adverse Effect. Company maintains levels of self-insurance and reserves which Company believes are adequate to meet current liabilities.

     3.16 Labor Matters; Employees.
     (a) Except, in each case, individually or in the aggregate, as would not reasonably be expected to have a Company Material Adverse Effect, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Company, threatened against or affecting Company or any of the Company Subsidiaries and, during the past five years, there has not been any such action, (ii) neither Company nor any of the Company Subsidiaries have any knowledge of any current union organizing activities among the employees of Company or any of the Company Subsidiaries, (iii) Company and the Company Subsidiaries have each at all times been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Laws, ordinance or regulation and Company is not liable for any arrears of wages or any withholding taxes or penalties for failure to comply with any of the foregoing, (iv) there is no unfair labor practice charge or complaint against Company or any of the Company Subsidiaries pending or, to the knowledge of Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (v) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Company or any of the Company Subsidiaries, (vi) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Company or any of the Company Subsidiaries, and (vii) there is no employee or governmental claim or investigation, including any charges to or by the Equal Employment Opportunity Commission or any state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, harassment complaints, demand letters, or threatened claims. Section 3.16(a)(ii) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of any material collective bargaining or similar agreement with any labor organization, or work rules, past practices, or implied contractual terms or agreements with any labor organization or employee association applicable to employees of Company or any of the Company Subsidiaries (collectively the, “Labor Agreements”) to which Company or any of the Company Subsidiaries is a party, and none of the employees of Company or any of the Company Subsidiaries are represented by any material labor organization except as set forth on Section 3.16(a)(ii) of the Company Disclosure Letter.
     (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), neither Company nor any of the Company Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Company or any of the Company Subsidiaries, or (ii) a mass layoff (as defined in the WARN Act) affecting any site of employment or facility of Company or any of the Company Subsidiaries, nor has Company or any of the Company Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that would reasonably be expected to have a Company Material Adverse Effect.
     (c) Neither Company nor any of the Company Subsidiaries has been suspended or debarred from doing business with the United States government, or state or local government entity, or is the subject of a finding of non-responsibility or ineligibility for United States government contracting, or contracting with a state or local government entity, and neither Company nor any of the Company Subsidiaries has, or is violating, Executive Order 11246 or its implementing regulations, with respect to any government contract, or any state or local law applicable to contracting with such governmental entity, and neither Company nor any of the Company Subsidiaries has been notified by one or more significant customers that Company or any of the Company Subsidiaries is not currently considered qualified by that customer or customers to perform or bid on work for that customer because of safety record concerns, except for any such disqualification that would not reasonably be expected to have a material adverse effect on Company or any material Company Subsidiary.
     3.17 Title to Property and Equipment. Except for goods and other property sold, used, leased, licensed or otherwise surrendered, relinquished or otherwise disposed of since December 31, 2006 in the ordinary course of business consistent with past practice or as disclosed in Section 3.17 of the Company Disclosure Letter, as of the date of this Agreement, Company, directly or indirectly through the Company Subsidiaries, has good and marketable title to all of the property and equipment reflected in Company’s December 31, 2006 financial statements included in the Company SEC Documents (the “Property and Equipment”), free and clear of any Encumbrance, except: (a) Encumbrances reflected in the balance sheet of Company as of December 31, 2006 (or the notes thereto) included in the Company SEC Documents; (b) Encumbrances for taxes not yet due and payable; and (c) such imperfections of title, easements and Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All leases and other agreements pursuant to which Company or any of the Company Subsidiaries leases or otherwise acquires or obtains rights affecting any real or personal property are valid, and effective, except where the failure to be valid or effective would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and there is not, under any such leases any event of default or event which with notice or lapse of time, or both, would constitute a default by Company or any of the Company Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
     3.18 Material Contracts.
     (a) Set forth in Section 3.18(a) of the Company Disclosure Letter or listed as an exhibit to Company’s Annual Report on Form 10-K for the year ended December 31, 2006 or to any other Company SEC Document filed and publicly available between December 31, 2006 and the date of this Agreement is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Company or any of the Company Subsidiaries is subject that is currently in effect and (i) is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by

Company, (ii) which expressly limits the ability of the Company or any of the Company Subsidiaries or would limit the ability of Parent or any of the Parent Subsidiaries (as defined in Section 4.1(a)) after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and the Company Subsidiaries, taken as a whole, or, following the Effective Time, to Parent and any Parent Subsidiaries, taken as a whole, (iii) which requires them to deal exclusively in any material respect with any Person or group of related Persons, or (iv) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Merger. Each contract, lease, indenture, agreement, arrangement, commitment or understanding of the type described in this Section 3.18(a), whether or not included as an exhibit to the Company SEC Documents, is referred to herein as a “Company Material Contract,” and for purposes of Section 5.3(xix) and the bringdown of Section 3.18(b) pursuant to Section 6.3(a), “Company Material Contract” shall include as of the date entered into any such contract, lease, indenture, agreement, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents.
     (b) (A) All Company Material Contracts are the valid and legally binding obligations of Company and, to the knowledge of Company, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Company is not in material breach or default with respect to, and to the knowledge of Company, no other party to any Company Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Company Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) except as set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement no Company Material Contract contains any provision that prevents Company or any of the Company Subsidiaries from owning, managing and operating the Property and Equipment of Company and the Company Subsidiaries in accordance with historical practices, except, in the case of each of (A)-(D) above, as would not reasonably be expected to have a Company Material Adverse Effect.
     3.19 Intellectual Property . Company or the Company Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs (“Intellectual Property”) currently used in the conduct of the business of Company and the Company Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Person has notified either Company or any of the Company Subsidiaries in writing and Company does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Company and the Company Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and, to Company’s knowledge, no Person is infringing on any right of Company or any of the Company Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Company’s knowledge, threatened that Company or any of the Company Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property, except for claims that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
     3.20 Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are designed to provide reasonable assurance that information (both financial and non-financial) required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Company required under the Exchange Act with respect to such reports. As of December 31, 2006, there were no “material weaknesses” in Company’s or any of the Company Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act. Company has disclosed, based on the most recent evaluation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) by its chief executive officer and chief financial officer, to Company’s auditors and the audit committee of the Company Board (a) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in its internal control over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. Since the date of Company’s most recent evaluation of internal control over financial reporting, to the knowledge of Company, no facts or circumstances have arisen or occurred that would be required to be disclosed to Company’s auditors or Company’s audit committee regarding (x) a significant deficiency in the design or operation of its internal control over financial reporting, (y) a material weakness in its internal control over financial reporting or (z) fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting.
     3.21 Tax-Free Reorganization. Neither Company nor, to the knowledge of Company, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.
     3.22 Opinion of Financial Advisor. The Company Board has received the written opinion of Citigroup Global Markets Inc., Company’s financial advisor, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the Company Stockholders from a financial point of view. A true, complete and correct copy of such opinion will promptly be delivered to Parent by Company solely for informational purposes after receipt thereof.

     3.23 Brokerage and Finders’ Fees. Except for Company’s obligations to Citigroup Global Markets Inc., FMI Corporation, and Navigant Capital Advisors, LLC, neither Company nor any director, officer, employee or affiliate of Company, has incurred or will incur on behalf of Company or the Company Subsidiaries, any brokerage, finders’, investment banking or similar fee in connection with the transactions contemplated by this Agreement. True and correct copies of all agreements and engagement letters currently in effect with Citigroup Global Markets Inc., FMI Corporation, and Navigant Capital Advisors, LLC (the “Company Engagement Letters”) have been provided to Parent. Company is solely responsible for the fees and expenses of Citigroup Global Markets Inc., FMI Corporation, and Navigant Capital Advisors, LLC as and to the extent set forth in the Company Engagement Letters and has previously provided to Parent the method for calculating the fees payable under each Company Engagement Letter.
     3.24 Anti-takeover Provisions. Company and the Company Board have each taken all actions necessary to be taken such that no restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination,” or other similar anti-takeover statutes, laws or regulations enacted by the federal or any state government, including the State of Delaware and Section 203 of DGCL, or any applicable anti-takeover provision in the Company Certificate or the Company Bylaws of Company or in the certificate of incorporation or bylaws or comparable constituent documents of any Company Subsidiary, is, or at the Effective Time will be, applicable to Company, Parent, Merger Sub, Company Common Stock, this Agreement or the transactions contemplated by this Agreement.
     3.25 Board Recommendation; Required Vote. The Company Board, at a meeting duly called and held, by unanimous vote has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company Stockholders; (b) declared advisable and in all respects approved and adopted this Agreement, and the transactions contemplated by this Agreement, including the Merger; and (c) resolved to recommend that the Company Stockholders approve and adopt this Agreement and the Merger (collectively, the “Company Board Recommendation”). The affirmative vote of holders of a majority of the outstanding Company Common Stock to adopt this Agreement and the Merger is the only vote of the holders of any class or series of capital stock of Company necessary to adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger (the “Company Stockholders’ Approval”).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Except as set forth in the disclosure letter, or in a specific reference to a Parent SEC Document (as defined in Section 4.5(a)) filed and publicly available prior to the date of this Agreement referred to in such disclosure letter, delivered by Parent to Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein or in the referred to portion of the Parent SEC Documents and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent; provided however, that any disclosures in a “Risk Factors” or similar section included in any Parent SEC Documents shall not be deemed a qualification of any representations, warranty or covenant, or the matters expressly set forth on the Parent Disclosure Letter or the exceptions in the definition of “Parent Material Adverse Effect”), Parent and Merger Sub jointly and severally represent and warrant to Company as follows:
     4.1 Organization and Standing. (a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of the Subsidiaries listed on Section 4.1 of the Parent Disclosure Letter (the “Parent Subsidiaries” and each, a “Parent Subsidiary”) is an organization duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization with full entity power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent, Merger Sub and the Parent Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (defined below). Parent is not in default in the performance, observance or fulfillment of any provision of Parent’s Certificate of Incorporation (the “Parent Certificate”) or Parent’s Bylaws (the “Parent Bylaws”), each of which is in the form as filed and publicly available prior to the date of this Agreement in the Parent SEC Documents (as defined in Section 4.5(a)). Merger Sub is not in default in the performance, observance or fulfillment of any provision of Merger Sub’s Certificate of Incorporation (the “Merger Sub Certificate”) or Merger Sub’s Bylaws (the “Merger Sub Bylaws”).
     (b) For purposes of this Agreement, (i) “Parent Material Adverse Effect” means a materially adverse effect on the financial condition, business, assets, properties or results of operations of Parent and the Parent Subsidiaries, taken as a whole, no matter how caused or how arising, except that no materially adverse effect may be caused solely by or arise solely from one or more of (A) changes to economic, political or business conditions affecting the economy or financial markets generally, (B) the occurrence of natural disasters of any type, (C) occurrence of war, acts of war, terrorism or similar hostilities, or (D) changes in Applicable Laws, unless any such change or occurrence specified in clauses (A), (B), (C) or (D) materially and disproportionately affects Parent and the Parent Subsidiaries taken as a whole.
     4.2 Corporate Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations under the Agreement, and to consummate the transactions contemplated by this Agreement, subject to the receipt of the affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares held by Parent Stockholders (as defined in Section 4.4(a)) are present and voting (the “Parent Required Vote”) to authorize the issuance of Parent Common Stock pursuant to this Agreement under Rule 312.02 of the NYSE (the “Parent Proposal”). The execution, performance and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub, have been duly authorized by all necessary corporate action except for the Parent Required Vote, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of each of Merger Sub and Parent enforceable against each of them in accordance with its terms, except that such enforceability (a) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (b) is subject to general principles of equity.
     4.3 Conflicts; Consents and Approval. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will:
     (a) conflict with, or result in a breach of any provision of the Parent Certificate or the Parent Bylaws, or the Merger Sub Certificate or the Merger Sub Bylaws;
     (b) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets;
     (c) violate, or conflict with, or result in any change in the rights or obligations of any party under any of its Parent Material Contracts (as defined in Section 4.17(a));
     (d) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any individual or entity (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any Encumbrance upon any properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party except those set forth on Section 4.3(d) of the Parent Disclosure Letter; or
     (e) except as set forth on Section 4.3(e) of the Parent Disclosure Letter, require any action or consent or approval of, or review by, or registration or filing by Parent or any of its Subsidiaries with, any third party or any Governmental Authority, other than (u) the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub, (v) actions required by the HSR Act, (w) compliance with any United States federal and state securities laws and any other applicable takeover laws, (x) compliance with any applicable requirements under stock exchange rules, (y) consents or approvals of any Governmental Authority, which are normally obtained after the consummation of this type of transaction, and (z) the filing with the Delaware Secretary of State of the Certificate of Merger;

except in the case of clauses (b), (c), (d) and (e) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
     4.4 Capitalization of Parent and Merger Sub.
     (a) As of December 31, 2006, Parent’s authorized capital stock consisted of (i) 300,000,000 shares of Parent Common Stock, of which 117,618,130 shares were issued and outstanding (including 1,298,070 shares of unvested Parent restricted stock issued under Parent’s Amended 2001 Stock Incentive Plan, as amended and restated March 13, 2003 (the “Parent Stock Plan”)), (ii) 3,345,333 shares of limited vote common stock, par value $0.00001 per share, of which 915,805 shares were issued and outstanding (the “Parent Limited Vote Common Stock”) (such holders of the outstanding Parent Common Stock and Parent Limited Vote Stock, the “Parent Stockholders”), (iii) 10,000,000 shares of preferred stock, par value $0.00001 per share, of which there were no shares issued and outstanding, and (iv) 1,000,000 shares of Series D Junior Preferred Stock, of which there are no shares issued and outstanding. At December 31, 2006, there were outstanding stock options to acquire Parent Common Stock (the “Parent Stock Options”) covering an aggregate of 779,298 shares of Parent Common Stock. Since December 31, 2006, (i) except as set forth on Section 4.4(a) of the Parent Disclosure Letter, no shares of Parent Common Stock have been issued, except pursuant to Parent Stock Options outstanding on December 31, 2006, restricted stock issued pursuant to the Parent Stock Plan, the conversion of Parent Limited Vote Common Stock upon the sale thereof, and the conversion of any of Parent’s convertible securities, and (ii) no Parent Stock Options have been granted.
     (b) Other than as set forth in Section 4.4(a) (including the exceptions set forth in the last sentence of Section 4.4(a)) of this Agreement or on Section 4.4(b) of the Parent Disclosure Letter, there are no outstanding (i) shares of Parent capital stock or Parent voting securities, (ii) subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer of any securities of Parent, or (iii) securities that are convertible into or exchangeable for any shares of Parent capital stock or Parent voting securities, and neither Parent nor any of the Parent Subsidiaries has any obligation of any kind to issue any additional securities or to pay for, repurchase, redeem or otherwise acquire any securities of Parent or any of the Parent Subsidiaries or any of their respective predecessors. None of the Parent Subsidiaries owns any Parent capital stock, option or warrant to acquire Parent capital stock or other interest determined by reference to the value of Parent capital stock.
     (c) All issued and outstanding shares of Parent’s capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 4.4 have been in compliance with United States federal and state securities laws. Except as set forth on Section 4.4(c) of the

Parent Disclosure Letter and as may be provided in the Amended and Restated Rights Agreement dated as of March 8, 2000, as amended and restated as of October 24, 2002 between Parent and American Stock Transfer & Trust Company, as Rights Agent (the “Parent Rights Agreement”), neither Parent nor any of the Parent Subsidiaries is obligated to register any securities under the Securities Act or under any state securities law or granted registration rights to any individual or entity.
     (d) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
     4.5 Parent SEC Reports and Financial Statements.
     (a) Parent has timely filed with the SEC all forms and documents required to be filed by it since January 1, 2004 under the Exchange Act, including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of shareholders of Parent (in the form mailed to shareholders), and (D) all other forms, reports and registration statements required to be filed by Parent with the SEC. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Parent SEC Documents.” As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other Applicable Laws as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Parent is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, NYSE, any stock exchange or any other comparable Governmental Authority.
     (b) The December 31, 2006 consolidated balance sheet of Parent (the “Parent Balance Sheet”) and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC under the Exchange Act, fairly present, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present, in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. PricewaterhouseCoopers LLP is an independent registered public accounting firm with respect to Parent and has not resigned (or indicated that it declines to stand for re-appointment after completion of the current audit) or been dismissed as independent public accountants of Parent.
     (c) Since January 1, 2000, (A) the exercise price of each Parent Stock Option has been no less than the Fair Market Value (as defined under the terms of the respective Parent Stock Plan under which such Parent Stock Option was granted) of a share of Parent Common Stock as determined on the date of grant of such Parent Stock Option, and (B) all grants of Parent Stock Options were validly issued and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in material compliance with Applicable Laws and recorded in Parent’s financial statements referred to in Section 4.5(b) in accordance with GAAP, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant.
     (d) Except as set forth on Section 4.5(d) of the Parent Disclosure Letter, neither Parent nor any of the Parent Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including without limitation any contract relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated affiliate, including without limitation any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)).
     (e) Neither Parent nor any of the Parent Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Parent as prohibited under Section 402 of the Sarbanes Oxley Act.
     4.6 Absence of Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the balance sheet of Parent as of December 31, 2006 included in the Parent SEC Documents filed prior to the date of this Agreement or (b) as incurred since the date thereof in the ordinary course of business consistent with prior practice, neither Parent nor any of the Parent Subsidiaries has any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would (i) be required by GAAP to be reflected on a consolidated balance sheet of Parent and the Parent Subsidiaries (or disclosed in the notes thereto) or (ii) otherwise reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole.
     4.7 Proxy Statement/Prospectus; Registration Statement. None of the information to be supplied by Parent for inclusion in (a) the Proxy Statement/Prospectus, to be filed by Parent and Company with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Company Stockholders and Parent Stockholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
     4.8 Compliance with Law. Except as to matters involving Environmental Laws or Hazardous Substances to which Section 4.13 shall apply, Parent and the Parent Subsidiaries hold all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Authorities necessary for the lawful conduct of their respective businesses (the “Parent Permits”), except for failures to hold such Parent Permits that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent and the Parent Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The businesses of Parent and the Parent Subsidiaries are not being conducted in violation of Applicable Laws, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on Section 4.8 of the Parent Disclosure Letter, no investigation or review by any Governmental Authority with respect to Parent or any of the Parent Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Authority indicated in writing an intention to conduct any such investigation or review, other than, in each case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, agent, employee or other Person acting on behalf of Parent or any of the Parent Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the FCPA.
     4.9 Litigation. Except as to matters involving Environmental Laws or Hazardous Substances to which Section 4.13 shall apply, and except as set forth on Section 4.9 of the Parent Disclosure Letter, there is no Action, pending or, to the knowledge of Parent, threatened, against Parent or any of the Parent Subsidiaries or any executive officer or director of Parent or any of the Parent Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or that would be required to be disclosed in the Parent

SEC Documents. There is no outstanding order, writ, injunction, judgment, award, rule or decree against Parent or any of the Parent Subsidiaries or by which any property, asset or operation of Parent or any of the Parent Subsidiaries is bound or affected that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
     4.10 Absence of Certain Changes or Events. Except as set forth on Sections 4.10(a) through (f) of the Parent Disclosure Letter:
     (a) Since December 31, 2006, there has not been any Parent Material Adverse Effect or any event, change, effect or development that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, except as contemplated in this Agreement;
     (b) Since December 31, 2006 and through the date of this Agreement, Parent and the Parent Subsidiaries have conducted their business and operated their properties in the ordinary course of business consistent with past practice, except as contemplated in this Agreement;
     (c) There has not been any action taken by Parent or any of the Parent Subsidiaries from December 31, 2006 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.4(a);
     (d) Since December 31, 2006, there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or any of the Parent Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of the Parent Subsidiaries;
     (e) Since December 31, 2006, there has not been any amendment of any term of any outstanding security of Parent or any of the Parent Subsidiaries; and
     (f) Since December 31, 2006, there has not been any change in any method of accounting or accounting practice by Parent or any of the Parent Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Parent Subsidiary’s accounting policies and practices to those of Parent.
     4.11 Taxes. Notwithstanding any other provisions in this Agreement to the contrary other than Sections 4.5 and 4.19, this representation contains Parent’s sole representation regarding Taxes.
     (a) (i) Parent and each of the Parent Subsidiaries has timely filed, or sought and received an extension to file, all material United States federal, state and local and all foreign Returns required to be filed by it, (ii) all such Returns were true, correct and complete in all material respects, (iii) Parent and each of the Parent Subsidiaries have paid or caused to be paid all Taxes (whether or not shown on such Returns as owing), except where the failure to pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iv) each of Parent and the Parent Subsidiaries has timely withheld and paid all material amounts of Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party, (v) except as set forth on Section 4.11(a)(v) of the Parent Disclosure Letter, neither Parent nor any of the Parent Subsidiaries is currently the beneficiary of any extension of time within which to file any material Return, (vi) neither Parent nor any of the Parent Subsidiaries has any liability for the Taxes of any person (other than Parent and the Parent Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferor or successor, by contract or otherwise, (vii) the charges, accruals and reserves for Taxes with respect to Parent and the Parent Subsidiaries reflected in the Parent Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (viii) no deficiencies for any material amounts of Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any Parent Subsidiary that have not been paid in full, (ix) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent or any Parent Subsidiary, threatened or scheduled to commence, against or with respect to Parent or any Parent Subsidiary in respect of any material amount of Tax, and (x) there is no outstanding order, writ, injunction, judgment, award, rule or decree against Parent or any of the Parent Subsidiaries related to any material amount of Tax.
     (b) Except as set forth on Section 4.11(b) of the Parent Disclosure Letter, neither Parent nor any Parent Subsidiary has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.
     (c) Each of Parent and the Parent Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.
     (d) Neither Parent nor any Parent Subsidiary has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a “listed transaction,” as defined in Section 1.6011-4 of the Treasury Regulations.
     (e) Neither Parent nor any Parent Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) or (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Applicable Law) executed on or prior to the Closing Date.
     (f) Since December 31, 2003, neither Parent nor any Parent Subsidiary has undergone an “ownership change” pursuant to Section 382(g) of the Code.

     (g) Since December 31, 2003, neither Parent nor any Parent Subsidiary has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.
     (h) The Parent has made available to Company correct and complete copies of (i) all U.S. federal income tax Returns of Parent and the Parent Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date of this Agreement, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material amounts of Taxes due from or with respect to Parent or any of its Subsidiaries, and (iii) except as set forth on Section 4.11(h) of the Parent Disclosure Letter, any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) or (ii) of this Section 4.11(h).
     4.12 Employee Benefit Plans; ERISA.
     (a) Section 4.12(a) of the Parent Disclosure Letter contains a true and complete list of the Parent Benefit Plans (as defined below). For purposes of this Agreement, “Parent Benefit Plans” shall mean all material employee benefit plans or arrangements of any type (including without limitation, the Parent Stock Plan and plans described in Section 3(3) of ERISA) sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a single employer within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) within six years prior to the Effective Time; provided, that the term “Parent Benefit Plans” shall not include any Multiemployer Plan (as defined below) or union-sponsored welfare plan. With respect to each Parent Benefit Plan, Parent has provided or made available to Company a true, correct and complete copy of such Parent Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service.
     (b) With respect to each Parent Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) except as set forth on Section 4.12(b)(ii) of the Parent Disclosure Letter, each such plan has been administered in substantial compliance with its terms and Applicable Laws; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA; (iv) except as set forth on Section 4.12(b)(iv) of the Parent Disclosure Letter, no disputes, government audits, examinations or investigations are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code; (vi) except as disclosed on Annual Reports (Form 5500 Series) filed with respect to such plan prior to the date of this Agreement, all contributions due have been made on a timely basis; and (vii) except for outstanding awards under the Parent Stock Plan, obligations pursuant to collective bargaining agreements and claim liabilities under self-insured medical plans, such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions required under any Parent Benefit Plan which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.
     (c) Except as set forth on Section 4.12(c) of the Parent Disclosure Letter, neither Parent nor any Parent ERISA Affiliate has incurred or taken any action that could reasonably be expected to cause it to incur any liability (i) on account of a partial or complete withdrawal (within the meaning of Sections 4205 and 4203 of ERISA, respectively) with respect to any Multiemployer Plan, or (ii) on account of unpaid contributions to any such Multiemployer Plan. To the knowledge of Parent, no Multiemployer Plan to which Parent or any Parent ERISA Affiliate contributes or is obligated to contribute is insolvent or in reorganization, within the meaning of Sections 4245 and 4241 of ERISA.
     (d) Neither Parent nor any Parent ERISA Affiliate has incurred or taken any action that could reasonably be expected to cause it to incur any liability to the PBGC as a result of the voluntary or involuntary termination of any Parent Benefit Plan which is subject to Title IV of ERISA.
     (e) No event has occurred with respect to a Parent Benefit Plan that could reasonably be expected to result in liability to Parent or any Parent ERISA Affiliate which would have a Parent Material Adverse Effect.
     4.13 Environmental Matters. Notwithstanding any other provision in this Agreement to the contrary other than in Section 4.5, this representation contains Parent’s sole representation regarding matters involving Environmental Laws or Hazardous Substances. Except as would not reasonably be expected to have a Parent Material Adverse Effect:
     (a) The businesses of Parent and the Parent Subsidiaries have been and are operated in compliance with all Environmental Laws.
     (b) Neither Parent nor any of the Parent Subsidiaries has caused the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in compliance with all Environmental Laws, and, to Parent’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Parent or any of the Parent Subsidiaries except in compliance with all Environmental Laws.
     (c) Neither Parent nor any of the Parent Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Parent, any other communication alleging or concerning any violation by Parent or any of the Parent Subsidiaries of, or responsibility or liability of Parent or any of the Parent Subsidiaries under, any Environmental Law. There are no pending or, to the knowledge of Parent, threatened claims, suits, actions or proceedings with respect to the businesses or operations of Parent or any of the Parent Subsidiaries alleging or concerning any violation of, or responsibility or liability under, any Environmental Law. There is no outstanding order, writ, injunction, judgment, award, rule or decree against Parent or any of the Parent Subsidiaries related to any Environmental Law or Hazardous Substances.
     (d) Parent and the Parent Subsidiaries have obtained and are in compliance with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation of the businesses of Parent and the Parent Subsidiaries as currently conducted; and, to the knowledge of Parent, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and similar authorizations.
     (e) No claims have been asserted or, to the knowledge of Parent, threatened to be asserted against Parent or any of the Parent Subsidiaries or against any Person whose liability for any claim Parent or any of the Parent Subsidiaries has retained or assumed either contractually or by operation of law for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances.
     4.14 Insurance. Parent has made available to Company a true, complete and correct copy of each insurance policy of Parent and each material insurance policy of the Parent Subsidiaries currently in effect or the binder therefor. Parent maintains insurance with reputable insurers for the business and assets of Parent and the Parent Subsidiaries against all risks normally insured against, and in amounts normally carried, by corporations of similar size engaged in similar lines of business. All premiums due on such policies have been paid, and there is no existing default or notice of non-renewal, except for such defaults or notices as would not constitute a Parent Material Adverse Effect. Parent maintains levels of self-insurance and reserves which Parent believes are adequate to meet current liabilities.
     4.15 Labor Matters; Employees.
     (a) Except as set forth on Section 4.15(a) of the Parent Disclosure Letter, and except, in each case, individually or in the aggregate, as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of the Parent Subsidiaries and, during the past five years, there has not been any such action, (ii) neither Parent nor any of the

Parent Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of the Parent Subsidiaries, (iii) Parent and the Parent Subsidiaries have each at all times been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other Applicable Laws, ordinance or regulation and Parent is not liable for any arrears of wages or any withholding taxes or penalties for failure to comply with any of the foregoing, (iv) there is no unfair labor practice charge or complaint against Parent or any of the Parent Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (v) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of the Parent Subsidiaries, (vi) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of the Parent Subsidiaries, and (vii) there is no employee or governmental claim or investigation, including any charges to or by the Equal Employment Opportunity Commission or any state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, harassment complaints, demand letters, or threatened claims.
     (b) Since the enactment of the WARN Act, neither Parent nor any of the Parent Subsidiaries has effectuated (i) a plant closing affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of the Parent Subsidiaries, or (ii) a mass layoff (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of the Parent Subsidiaries, nor has Parent or any of the Parent Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that would reasonably be expected to have a Parent Material Adverse Effect.
     (c) Neither Parent nor any of the Parent Subsidiaries has been suspended or debarred from doing business with the United States government, or state or local government entity, or is the subject of a finding of non-responsibility or ineligibility for United States government contracting, or contracting with a state or local government entity, and neither Parent nor any of the Parent Subsidiaries has, or is violating, Executive Order 11246 or its implementing regulations, with respect to any government contract, or any state or local law applicable to contracting with such governmental entity, and neither Parent nor any of the Parent Subsidiaries has been notified by one or more significant customers that Parent or any of the Parent Subsidiaries is not currently considered qualified by that customer or customers to perform or bid on work for that customer because of safety record concerns, except for any such disqualification that would not reasonably be expected to have a material adverse effect on Parent or any material Parent Subsidiary.

     4.16 Intellectual Property. Parent or the Parent Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Parent and the Parent Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as set forth on Section 4.16 of the Parent Disclosure Letter, no Person has notified either Parent or any of the Parent Subsidiaries in writing and Parent does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Parent and the Parent Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect, and, to Parent’s knowledge, no Person is infringing on any right of Parent or any of the Parent Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Parent’s knowledge, threatened that Parent or any of the Parent Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property, except for claims that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
     4.17 Material Contracts.
     (a) Set forth in Section 4.17(a) of the Parent Disclosure Letter or listed as an exhibit to Parent’s Annual Report on Form 10-K for the year ended December 31, 2006 or to any other Parent SEC Document filed and publicly available between December 31, 2006 and the date of this Agreement is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Parent or any of the Parent Subsidiaries is subject that is currently in effect and is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by Parent. Each contract, lease, indenture, agreement, arrangement, commitment or understanding of the type described in this Section 4.17(a), whether or not included as an exhibit to the Parent SEC Documents, is referred to herein as a “Parent Material Contract,” and for purposes of Section 5.4(a)(vii) and the bringdown of Section 4.17(b) pursuant to Section 6.2(a), “Parent Material Contract” shall include as of the date entered into any such contract, lease, indenture, agreement, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Parent has previously made available to Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to the Parent SEC Documents.
     (b) (A) All Parent Material Contracts are the valid and legally binding obligations of Parent and, to the knowledge of Parent, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Parent is not in material breach or default with respect to, and to the knowledge of Parent, no other party to any Parent Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; and (C) no party to any Parent Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof, except, in the case of each of (A)-(C) above, as would not reasonably be expected to have a Parent Material Adverse Effect.

     4.18 Disclosure Controls and Procedures and Internal Control Over Financial Reporting. Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are designed to provide reasonable assurance that information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. As of December 31, 2006, there were no “material weaknesses” in Parent’s or any of the Parent Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act. Parent has disclosed, based on the most recent evaluation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) by its chief executive officer and chief financial officer, to Parent’s auditors and the audit committee of the Parent Board (a) any significant deficiencies in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for the Parent’s auditors and audit committee of the Parent Board any material weaknesses in its internal control over financial reporting and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since the date of Parent’s most recent evaluation of internal control over financial reporting, to the knowledge of Parent, no facts or circumstances have arisen or occurred that would be required to be disclosed to Parent’s auditors or Parent’s audit committee regarding (x) a significant deficiency in the design or operation of its internal control over financial reporting, (y) a material weakness in its internal control over financial reporting or (z) fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
     4.19 Tax-Free Reorganization. Neither Parent nor Merger Sub, nor, to the knowledge of Parent and Merger Sub, any of the Parent Subsidiaries, have taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the foregoing representation, neither Parent nor Merger Sub, nor, to the knowledge of Parent and Merger Sub, any of the Parent Subsidiaries, has owned any shares of Company Common Stock at any time since September 24, 2003.
     4.20 Rights Agreement. Company shall not be deemed to be an Acquiring Person (as such term is defined in the Parent Rights Agreement) and the Distribution Date (as such term is defined in the Parent Rights Agreement) shall not be deemed to occur and the Rights (as such term is defined in the Parent Rights Agreement) will not separate from the common stock of Parent as a result of entering into this Agreement or consummating the Merger and/or the other transactions contemplated hereby.
     4.21 Opinion of Financial Advisor. The Parent Board has received the written opinion of Credit Suisse Securities (USA) LLC, Parent’s financial advisor, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to Parent from a financial point of view. A true, complete and correct copy of such opinion will promptly be delivered to Company by Parent solely for informational purposes after receipt thereof.
     4.22 Section 203 of the DGCL. Neither Parent nor Merger Sub is, and at no time during the last three years has been, an “interested stockholder” of Company as defined in Section 203 of the DGCL. As of the date of this Agreement, neither Parent nor Merger Sub owns any shares of capital stock of Company for purposes of Section 203.
     4.23 Brokerage and Finders’ Fees. Except for Parent’s obligations to Credit Suisse Securities (USA) LLC, neither Parent, Merger Sub nor any of their respective directors, officers or employees has incurred or will incur on behalf of Parent or Merger Sub any brokerage, finders’, investment banking or similar fee in connection with the transactions contemplated by this Agreement.
     4.24 Board Recommendation. The Parent Board, at a meeting duly called and held, by unanimous vote of the members present at such meeting has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Parent Stockholders; (b) declared advisable and in all respects approved this Agreement, and the transactions contemplated by this Agreement, including the Merger and the Parent Proposal; (c) resolved to recommend that the Parent Stockholders approve the Parent Proposal; and (d) directed that the Parent Proposal be submitted to Parent Stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way (collectively, the “Parent Board Recommendation”).
     4.25 Required Vote by Parent Stockholders. The Parent Required Vote to approve the Parent Proposal is the only vote of the holders of capital stock of Parent necessary to approve the transactions contemplated by this Agreement.
ARTICLE V
COVENANTS OF THE PARTIES
     The parties hereto agree that:
     5.1 Acquisition Proposals.
     (a) No Solicitation. Company shall not, and shall use all reasonable efforts and act in good faith to cause its Subsidiaries and Company’s and its Subsidiaries’ respective directors, officers, employees, agents, attorneys, investment bankers, consultants, accountants, and other advisors and representatives (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, induce or knowingly encourage or facilitate any inquiry with respect to, or the making, submission, reaffirmation or announcement of, any Acquisition Proposal (as defined below) or any offer or proposal that could reasonably be expected to lead to any Acquisition Proposal, (ii) enter into, continue, participate or engage in any discussions or negotiations regarding, or provide any confidential or nonpublic information to any third person with respect to, any Acquisition Proposal, (iii) approve, endorse, recommend or make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal, (iv) withdraw, amend or modify, or propose to withdraw, amend or modify, in a manner adverse to Parent, the Company Board’s recommendation in favor of the adoption of the Agreement by the Company Stockholders or (v) execute or enter into, or propose to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby (other than a confidentiality agreement described below), except in the case of clauses (ii), (iii), (iv) or (v) to the extent expressly permitted by this Section 5.1.
     (b) Cessation of Ongoing Discussions; Destruction/Return of Confidential Material. Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations (including, without limitation, any such activities, discussions or negotiations conducted by its Representatives) with any third parties conducted heretofore with respect to consideration of any Acquisition Proposal. Company shall promptly, and not later than 48 hours following the execution of this Agreement, request in writing that each Person which has executed a confidentiality or non-disclosure agreement prior to the date of this Agreement with Company, its Subsidiaries or any of its Representatives with respect to such Person’s consideration of an Acquisition Proposal to immediately return or destroy all confidential and nonpublic information heretofore furnished to such Person or its representatives by Company, its Subsidiaries or its Representatives pursuant to the terms of such confidentiality or non-disclosure agreement.
     (c) Notification of Unsolicited Acquisition Proposals. As promptly as practicable (and in any event no later than 24 hours) after receipt of any Acquisition Proposal or request for nonpublic information or inquiry that could reasonably be expected to lead to an Acquisition Proposal or from any Person seeking to have discussions or negotiations with Company or its Representatives relating to a possible Acquisition Proposal, Company shall provide Parent with oral and written notice of such Acquisition Proposal, request or inquiry, including the material terms and conditions of such Acquisition Proposal, request or inquiry; the identity of the Person or group making any such Acquisition Proposal, request or inquiry; and a copy of all written materials provided by or on behalf of such Person or group in connection with such Acquisition Proposal, request or inquiry. Company shall provide Parent with 24 hours prior written notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board or a committee thereof at which the members of the Company Board would reasonably be expected to consider any Acquisition Proposal or any such inquiry or to consider providing nonpublic information to or have such discussions or negotiations with any Person.
     (d) Superior Proposals. Notwithstanding anything to the contrary contained in Section 5.1(a), in the event that Company receives prior to the adoption of this Agreement by the Company Stockholders pursuant to the terms hereof an unsolicited, bona fide written Acquisition Proposal from a third party that did not result from a breach of this Section 5.1 and that the Company Board has reasonably determined in good faith, after consultation with its outside financial advisors and outside counsel, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined in Section 5.1(g)(ii)), Company may then (1) furnish confidential or nonpublic information to the third party (and its representatives) making such Acquisition Proposal and (2) engage in discussions and negotiations (including exchanging draft agreements) with the third party and its representatives with respect to such Acquisition Proposal; provided, however, that:
     (i) Company complies with all of the terms of this Section 5.1;
     (ii) Company shall have notified Parent, in writing, of any decision of the Company Board as to whether to enter into discussions or negotiations concerning any Acquisition Proposal or to provide confidential or nonpublic information to any Person as permitted herein, which notice shall be given as promptly as practicable after such decision (and in any event no later than 24 hours after such determination was reached);
     (iii) Company promptly provides Parent with oral and written notice setting forth all such information as is reasonably necessary to keep Parent currently informed in all material respects of the negotiations, status and material terms (including material amendments or proposed material amendments and any withdrawals or rejections thereof) of any such Acquisition Proposal and shall promptly provide Parent a copy of all written materials subsequently provided to, by or on behalf of such Person or group in connection with such Acquisition Proposal;
     (iv) prior to furnishing any nonpublic information or entering into any negotiations or discussions with such third party, (1) Company receives from such third party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such third party on Company’s behalf on terms no less restrictive to such third party than (i) the confidentiality agreement, dated as of December 5, 2006, between Parent and Company (the “Confidentiality Agreement”) and (ii) to the extent such third party is not currently conducting a similar dark fiber business, the confidentiality agreement, dated as of December 29, 2006, between Parent and Company specific to the dark fiber business of Company (the “Dark Fiber Confidentiality Agreement” and together with the Confidentiality Agreement, the “Confidentiality Agreements”), and (2) contemporaneously with furnishing any such nonpublic information to such third party, Company furnishes such confidential or nonpublic information to Parent (to the extent such information has not been previously so furnished); and
     (v) the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that the failure to provide such information or enter into such discussion or negotiations would reasonably be expected to result in a breach of the Company Board’s fiduciary duties to Company and the Company Stockholders under Applicable Laws.

     (e) Change of Recommendation. Subject to the provisions of Section 5.5 and this Section 5.1, in response to the receipt of a Superior Proposal prior to obtaining the Company Stockholders’ Approval, (x) the Company Board or a committee thereof may withhold, withdraw, amend or modify the Company Board Recommendation in favor of the Merger, and, in the case of a Superior Proposal that is a tender or exchange offer made directly to the Company Stockholders, may recommend that the Company Stockholders accept the tender or exchange offer, or (y) the Company Board may approve, endorse, or recommend any Superior Proposal (any of the foregoing actions in clauses (x) and (y), an “Alternative Transaction Recommendation”), if all of the following conditions in clauses (i) through (viii) are met:
     (i) Company shall have delivered to Parent written notice at least 48 hours prior to any meeting of the Company Board or a committee thereof at which the Company Board or committee is reasonably expected to consider declaring a Superior Proposal or effecting an Alternative Transaction Recommendation;
     (ii) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that a Superior Proposal has been made and not withdrawn;
     (iii) the Company Stockholders have not approved this Agreement in accordance with Applicable Laws;
     (iv) Company shall have delivered to Parent written notice (a “Change of Recommendation Notice”) at least five business days prior to publicly effecting such Alternative Transaction Recommendation which shall state expressly (A) that Company has received a Superior Proposal, (B) the final terms and conditions of the Superior Proposal, (C) the identity of the Person or group making the Superior Proposal and (D) that Company intends to effect an Alternative Transaction Recommendation;
     (v) after delivering the Change of Recommendation Notice, Company shall negotiate in good faith with Parent and provide Parent with a reasonable opportunity to make adjustments in the terms and conditions of this Agreement during such five business day period such that the Acquisition Proposal would no longer constitute a Superior Proposal and the Company Board could proceed with its recommendation to the Company Stockholders in favor of adoption of this Agreement without making an Alternative Transaction Recommendation;
     (vi) the Company Board shall have determined (A) after consultation with its financial advisor, that the terms of the Superior Proposal are more favorable to the Company Stockholders than the terms of the Merger (as it may be adjusted pursuant to paragraph (v) above) and (B) after consultation with outside legal counsel, that an Alternative Transaction Recommendation is necessary for the Company Board to comply with its fiduciary duties to Company and the Company Stockholders under Applicable Laws;

     (vii) Company shall not have breached any of the provisions set forth in Section 5.5 or this Section 5.1; and
     (viii) Company shall have used all commercially reasonable efforts to mail the Proxy Statement/Prospectus to the Company Stockholders as promptly as practicable after the date of this Agreement.
     (f) Nothing in this Section shall prohibit Company from at any time taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, nor shall anything in this Agreement restrict Parent from developing, soliciting, considering, communicating, exchanging or furnishing information, negotiating, disclosing, entering into or consummating potential or definitive strategic transactions through both internally generated or third-party proposals.
     (g) For purposes of this Agreement:
     (i) “Acquisition Proposal” means any proposal or offer with respect to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Company, (2) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 25% voting or economic interest in Company or (3) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 25% of the consolidated assets of Company and the Company Subsidiaries taken as a whole (including, in each case, stock of such subsidiaries).
     (ii) “Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “50%”) made by a Person other than a party hereto (1) that is on terms that the Company Board (after consultation with its outside financial advisor and outside counsel) in good faith concludes to be more favorable from a financial point of view to Company Stockholders (in their capacity as stockholders) than the transactions contemplated by this Agreement, taking into account all terms and conditions of such proposal and this Agreement (including any adjustment by Parent to amend the terms of this Agreement), (2) that is reasonably certain of being completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of the proposal, and (3) is fully financed and not subject to any financing contingency.
     5.2 Mutual Covenants.
     (a) Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, Company and Parent will use (and will cause their respective subsidiaries to use) their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement or Applicable Laws to consummate and make effective as soon as reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including working together to ensure a smooth transition with respect to, and to maintain existing relationships with, employees, customers and suppliers of Company and the Company Subsidiaries.
     (b) HSR Act.
     (i) Company and Parent shall, promptly after the execution and delivery of this Agreement, file with the Federal Trade Commission and the Department of Justice the notification required to be filed with respect to the transactions provided in this Agreement under the HSR Act (and request early termination of the waiting period). Each of Company and Parent shall, in connection therewith, cooperate as necessary to promptly amend such filings or supply additional information and documentary material as may be requested pursuant to the HSR Act.
     (ii) Each of Company and Parent, through outside counsel, will (A) promptly notify the other of any written communication to that party from any Governmental Authority concerning this Agreement or the transactions contemplated hereby and, if practicable, permit such other party’s counsel to review in advance any proposed written communication to any such Governmental Authority concerning this Agreement or the transactions contemplated hereby and incorporate such other party’s reasonable comments and (B) not agree to participate in any substantive meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with such other party’s counsel in advance, and, to the extent permitted by such Governmental Authority, gives such other party the opportunity to attend; provided, however, that, in each case, any documents reflecting a party’s confidential, nonpublic valuation of the Merger and the transactions contemplated hereby need not be furnished or made available to such other party’s counsel.
     (c) Conveyance Taxes. Company and Parent shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.
     (d) Notice of Certain Events. Each of Company and Parent shall promptly notify the other of:
     (i) any notice or other communication from any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature (each, a “Person”) alleging that the consent of such

Person is or may be required in connection with the transactions contemplated by this Agreement;
     (ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
     (iii) any Actions commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Company, Parent or any of their respective subsidiaries that relate to the consummation of the transactions contemplated by this Agreement, including the Merger;
     (iv) any notice of, or other communication relating to, a default or event that with notice or lapse of time or both, would become a default, received by it or any of the Company Subsidiaries or the Parent Subsidiaries subsequent to the date of this Agreement, under any material agreement; and
     (v) any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or the occurrence of any event which is reasonably likely to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be.
     (e) Actions and Proceedings. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by any third party or Governmental Authority challenging any transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent and Company shall cooperate in all respects with each other and use its respective commercially reasonable efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
     (f) Consents and Approvals. Company, Parent and Merger Sub shall cooperate with each other and (i) promptly prepare and file all necessary documentation, (ii) effect all necessary applications, notices, petitions and filings and execute all agreements and documents, (iii) use all commercially reasonable efforts to obtain all necessary permits, licenses, consents, approvals and authorizations of all Governmental Authorities and (iv) use all commercially reasonable efforts to obtain all necessary Permits, consents, approvals and authorizations of all other parties, in the case of each of the foregoing clauses (i), (ii), (iii) and (iv), necessary to consummate the transactions contemplated by this Agreement or required by the terms of any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument to which Company, Merger Sub, Parent or any of their respective subsidiaries is a party or by which any of them is bound.
     (g) Access. During the period from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, and subject to Applicable Laws and the Confidentiality Agreements, (A) Company

shall (i) give Parent, its officers, employees, counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of Company and the Company Subsidiaries, (ii) furnish to Parent, its officers, employees, counsel, financial advisors, auditors and other authorized representatives to the extent reasonably available such financial and operating data and other information as such Persons may reasonably request (including, to the extent reasonably practicable, furnishing to Parent Company’s financial results in advance of filing any Company SEC Documents containing such financial results), and (iii) instruct the officers, employees, counsel, financial advisors, auditors and other authorized representatives of Company and the Company Subsidiaries to cooperate in all reasonable respects with Parent in its investigation of Company and the Company Subsidiaries; provided that information provided to Parent and its representatives pursuant to this Section 5.2(g) shall be subject to the Confidentiality Agreements; and (B) Parent shall (i) give Company, its officers, employees, counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of Parent and the Parent Subsidiaries, (ii) furnish to Company, its officers, employees, counsel, financial advisors, auditors and other authorized representatives to the extent reasonably available such financial and operating data and other information as such Persons may reasonably request (including, to the extent reasonably practicable, furnishing to Company Parent’s financial results in advance of filing any Parent SEC Documents containing such financial results), and (iii) instruct the officers, employees, counsel, financial advisors, auditors and other authorized representatives of Parent and the Parent Subsidiaries to cooperate in all reasonable respects with Company in its investigation of Parent and the Parent Subsidiaries; provided that information provided to Company and its representatives pursuant to this Section 5.2(g) shall be subject to the Confidentiality Agreements; provided, further, that (w) any access to information pursuant to this Section 5.2(g) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or Parent, as applicable; (x) neither party shall be required to prepare special records, reports, analysis or other information that they do not prepare in the ordinary course of business, unless such preparation would not impose an unreasonable burden; (y) neither party shall be required to take any action that would constitute a waiver of the attorney-client privilege, or would, in the reasonable determination of the applicable party, violate any anti-competition Applicable Law; and (z) Company or Parent shall not be required pursuant to this Section 5.2(g) to permit any inspection, or disclose any information, that in the reasonable judgment of Company or Parent, as the case may be, would result in the disclosure of any trade secrets of Company, Company Subsidiaries, Parent, Parent Subsidiaries or any third party, or other confidential information of any third party in violation of any obligations with respect to trade secrets or such confidential information, if Company or Parent, as the case may be, shall have used all commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure. No information or knowledge obtained by a party in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the other party hereunder.

     5.3 Covenants of Company.
     (a) Conduct of Company’s Operations. From the date of this Agreement until the Effective Time, Company shall and shall cause each of the Company Subsidiaries to conduct its business and operate its properties in the ordinary course of business consistent with past practice and Company shall and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned or as required by this Agreement until the Effective Time:
     (i) Company shall not adopt or propose any change to the Company Certificate or Company Bylaws;
     (ii) Company shall not, and shall not permit any of the Company Subsidiaries to, (A) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Company or (B) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in Company, other than repurchases of outstanding shares of capital stock pursuant to outstanding restricted stock agreements set forth on Section 5.3(a)(ii) of the Company Disclosure Letter;
     (iii) Company shall not, and shall not permit any of the Company Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for consideration in excess of $5,000,000, individually, and $50,000,000 in the aggregate or enter a new line of business or commence business operations in any country in which Company is not operating as of the date of this Agreement or make any offer to do any of the foregoing, other than such acquisitions set forth on Section 5.3(a)(iii) of the Company Disclosure Letter; provided that for any transaction permitted by this Section 5.3(a)(iii), Company shall provide Parent a reasonable period prior to execution to review the documentation associated with such transaction, which documentation shall contain terms and conditions substantially consistent with the description of the transaction previously disclosed to Parent;
     (iv) Company shall not, and shall not permit any of the Company Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than to Parent and its direct and indirect wholly owned subsidiaries), other than dispositions of (A) equipment and (B) real property less than $5,000,000, in each case in the ordinary course of business consistent with past practice;
     (v) Company shall not, nor shall it permit any of the Company Subsidiaries to, make any change to any material method of Tax accounting, make or change any material Tax election, authorize any indemnities for a material amount of Taxes, extend any period for assessment of any material amount of Taxes, file any request for ruling or determination in respect of any material amount of Taxes, amend any Federal income tax Return (including by way of a claim for refund), amend any Return other than a Federal income tax Return if such amended Return would result in an overpayment or underpayment of a material amount of Taxes or if a material number of such Returns would be amended, or settle or compromise any material amount of Taxes;
     (vi) Except as set forth on Section 5.3(a)(vi) of the Company Disclosure Letter, Company shall not, and shall not permit any of the Company Subsidiaries to, issue any securities (except (A) pursuant to existing obligations disclosed in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (B) issuances of shares of Company Common Stock upon the exercise of vested Company Options) or enter into any amendment of any term of any outstanding security of Company or of any of the Company Subsidiaries;
     (vii) Company shall not, and shall not permit any of the Company Subsidiaries to, enter into any settlement or consent with respect to any pending litigation or other proceeding other than settlements (A) in the ordinary course of business not exceeding a $5,000,000 payment by Company or a Company Subsidiary with an unconditional release of Company, the Company Subsidiaries and its or their affiliates, as applicable, from any liabilities or, (B) in the case of non-monetary settlements, which would not be reasonably likely to have an adverse impact in any material respect on the operations of Company and the Company Subsidiaries and, following the Effective Time, Parent and the Parent Subsidiaries;
     (viii) Company shall not incur any indebtedness for borrowed money, except indebtedness incurred and letters of credit issued under the Credit Agreement or in the ordinary course of business in accordance with the Credit Agreement; provided, however, that Company shall notify Parent of the issuance of any letter of credit in the amount of $2,000,000 or more prior to the issuance thereof; provided in such notification, Company shall not be required to disclose competitive data to Parent;
     (ix) Company shall not, and shall not permit any of the Company Subsidiaries to, change any method of accounting or accounting practice by Company or any of the Company Subsidiaries except for any such change required by GAAP;
     (x) Company shall not, and shall not permit any of the Company Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a plant closing or mass layoff;

     (xi) Company and Company Subsidiaries shall not make or commit to make capital expenditures in excess of 120% of the aggregate consolidated budgeted amount set forth in Company’s fiscal 2007 capital expenditure plan as previously disclosed to Parent;
     (xii) Company shall not, and shall not permit any of the Company Subsidiaries to enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, or securities, interest rates or currencies, other than in the ordinary course of business consistent with past practices;
     (xiii) Except as required under the terms of any Company Benefit Plan or by Applicable Law, Company shall not, and shall not permit any of the Company Subsidiaries to adopt, amend, modify or assume any Company Benefit Plan (or any plan that would be a Company Benefit Plan if so adopted) other than (A) amendments made for purposes of complying with Section 409A of the Code which do not increase Company’s costs under the amended Company Benefit Plan or (B) establishing a 2007 annual incentive plan with terms and individual targets that are substantially the same as the 2006 annual incentive plan (except to the extent of resetting of Company performance targets from 2006 to 2007 consistent with the methodology of setting 2006 Company performance targets or as set forth on Section 5.3(a)(xiii) of the Company Disclosure Letter) with payments thereunder not to be due until after the completion of fiscal 2007 in accordance with past practice;
     (xiv) Except as required under the terms of any Company Employee Agreement or, consistent with past practice as previously disclosed to Parent, or except as set forth on Section 5.3(a)(xiv) of the Company Disclosure Letter, Company shall not, and shall not permit any of the Company Subsidiaries to approve any annual increase in compensation for any employee or officer of Company or the Company Subsidiaries, provided that nothing herein contained shall prevent or restrict Company from awarding and/or paying any bonus under the Company’s 2006 annual incentive compensation plan to any employee or officer of Company or the Company Subsidiaries in accordance with the terms of such plan and the bonus information furnished to Parent on or prior to the date of this Agreement;
     (xv) Except as required by Applicable Laws, or except as set forth on Section 5.3(a)(xv) of the Company Disclosure Letter, Company or Company Subsidiaries shall not (A) enter into, modify or amend any Company Employee Agreement with any current or former officer or employee other than amendments to Company Employee Agreements made for purposes of complying with Section 409A of the Code which do not increase Company’s costs under the amended Company Employee Agreement or (B) except in the ordinary course of business modify any Labor Agreement;

     (xvi) Except as required by Applicable Laws or as set forth on Section 5.3(a)(xvi) of the Company Disclosure Letter, Company or Company Subsidiaries shall not (A) enter into, modify or amend any existing indemnification agreements between Company or any Company Subsidiary and the directors and officers of Company or any Company Subsidiary, which are identified on Section 5.4(c)(i) of the Company Disclosure Letter or (B) amend, modify or change any terms of the current Company’s and Company Subsidiaries’ directors’ and officers’ liability insurance policies such that those amendments, modifications or changes would cause an increase in the annual premiums payable thereunder;
     (xvii) Except as required by Applicable Laws, Company shall not, nor shall Company permit the committee administering the BP LTIP to, (A) add additional participants in the BP LTIP after the date of this Agreement, (B) waive or modify any performance targets under the BP LTIP, (C) accelerate the vesting or payment of any awards granted thereunder, whether in connection with the Merger or otherwise, (D) change the identity of the committee or person(s) administering the BP LTIP or (E) otherwise amend or modify the terms of the BP LTIP;
     (xviii) Other than in connection with any transaction permitted by Section 5.3(a)(iii), Company shall not, and shall not permit any of the Company Subsidiaries to, organize or acquire any Person that could become a subsidiary;
     (xix) Company shall not, and shall not permit any of the Company Subsidiaries to, enter into any new contract except for a contract that is entered into in the ordinary course of business consistent with past practice and that does not constitute a Company Material Contract; provided that such contract would not have a material adverse effect on the ability of Company or any subsidiaries or affiliates to conduct its business, and provided further that in obtaining the consent of Parent with respect to any such contract, Company shall not be required to disclose competitive data to Parent;
     (xx) Company shall not, nor shall Company permit any of the Company Subsidiaries to deem uncollectible or reserve for any accounts or notes receivable, except in the ordinary course of business consistent with past practice;
     (xxi) Except as set forth in Section 5.3(b), Company shall not, nor shall it permit any of the Company Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or claims under any Company Material Contract in a manner that is materially adverse to Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;
     (xxii) Except as required or permitted by the Credit Agreement, Company shall not place a material Encumbrance on any material asset;

     (xxiii) Company shall not take any action which would reasonably be expected to result in (A) any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;
     (xxiv) Company shall not dissolve or liquidate or adopt a plan of complete or partial liquidation, dissolution, or reorganization; and
     (xxv) Company shall not, and shall not permit any of the Company Subsidiaries to, agree or commit to do any of the foregoing.
     (b) Company Termination of Credit Agreement. Company shall take all actions as shall be necessary to cause at or prior to Effective Time (i) all obligations (other than contingent indemnification obligations not yet accrued) under the Credit Agreement to have been paid and satisfied and the Credit Agreement to have been terminated without any prepayment penalty or premium and (ii) in any event (and regardless of whether any letter of credit remains outstanding post-closing), all liens securing any obligations under Credit Agreement to have been released. Company shall use commercially reasonable efforts to deliver to Parent at least two business days prior to the Closing Date payoff letters from third-party lenders or financing counterparties in form and substance reasonably satisfactory to Parent, with respect to the borrowings and fees under the Credit Agreement, indebtedness identified in the Company SEC Documents and any other indebtedness entered into after the date of this Agreement or specified by Parent to Company no later than twenty days prior to Closing that Parent in its sole discretion determines is necessary or desirable under Parent’s existing credit agreement covenants to repay.
     (c) Company Deferred Compensation Plan. Prior to the Closing Date, Company shall amend Company’s Deferred Compensation Plan to prohibit any further employee and employer contributions thereunder effective as of the Effective Time.
     5.4 Covenants of Parent.
     (a) Conduct of Parent’s Operations. From the date of this Agreement until the Effective Time, Parent shall and shall cause each of the Parent Subsidiaries to conduct its business and operate its properties in the ordinary course of business consistent with past practice and Parent shall and shall cause each of the Parent Subsidiaries to use its commercially reasonable efforts to preserve intact its business organization and relationships with third parties and to keep available the services of its present officers and employees. Without limiting the generality of the foregoing, except with the prior written consent of Company, which consent shall not be unreasonably withheld, delayed or conditioned or as required by this Agreement until the Effective Time:
     (i) Parent shall not adopt or propose any change to the Parent Certificate or the Parent Bylaws or those of Merger Sub which would reasonably be expected to have a material adverse effect on the consummation of the transactions contemplated by the Agreement;
     (ii) Parent shall not, and shall not permit any of the Parent Subsidiaries to, declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Parent;
     (iii) Parent shall not, and shall not permit any of the Parent Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person if such transaction would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Agreement;
     (iv) Parent shall not, and shall not permit any of the Parent Subsidiaries to, change any method of accounting or accounting practice by Parent or any of the Parent Subsidiaries except for any such change required by GAAP;
     (v) Parent shall not, and shall not permit any of the Parent Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a plant closing or mass layoff that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;
     (vi) Except as required under the terms of any Parent Benefit Plan or by Applicable Law, Parent shall not, and shall not permit any of the Parent Subsidiaries to adopt, amend or assume any Parent Benefit Plan (or any plan that would be a Parent Benefit Plan if so adopted) if such adoption, amendment or assumption, as applicable, either individually or together with all other such adoptions, amendments or assumptions, would adversely and disproportionately affect all employees of Company and the Company Subsidiaries taken as a whole, other than amendments made for purposes of complying with Section 409A of the Code;
     (vii) Parent shall not, nor shall it permit any of the Parent Subsidiaries to, (A) terminate any Parent Material Contract that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (B) waive or assign any of its rights or claims under any Parent Material Contract in a manner that is materially adverse to Parent or, (C) except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Parent Material Contract that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;
     (viii) Parent shall not take any action which would reasonably be expected to result in (A) any inaccuracy of a representation or warranty herein which would allow for a termination of this Agreement, or (B) cause any of the conditions precedent to the transactions contemplated by this Agreement to fail to be satisfied;

     (ix) Parent shall not dissolve or liquidate or adopt a plan of complete or partial liquidation, dissolution, or reorganization; and
     (x) Parent shall not, and shall not permit any of the Parent Subsidiaries (other than Merger Sub) to, agree or commit to do any of the foregoing, except Parent Subsidiaries shall be permitted to dissolve or liquidate or adopt a plan of complete or partial liquidation, dissolution, or reorganization.
     (b) Employee Benefits.
     (i) During the period commencing at the Effective Time and ending at 11:59 p.m. on December 31, 2007, Parent shall (x) provide or shall cause the Surviving Corporation to provide to employees of Company and any Company Subsidiaries (other than those employees who are subject to a collective bargaining agreement) (“Company Employees”) who continue employment with Parent, the Surviving Corporation or a Company Subsidiary after the Effective Time the same base salary or wages, as applicable, that were being paid to Company Employees immediately prior to the Effective Time and (y) maintain or cause the Surviving Corporation to maintain those Company Benefit Plans that provided pension and welfare benefits (excluding benefits under defined benefit pension plans) to Company Employees immediately prior to the Effective Time.
     (ii) Without limiting Section 5.4(b)(i) hereof, during the one (1) year period commencing at the Effective Time, Parent shall provide, or shall cause the Surviving Corporation, to provide, to (A) each Company Employee whose name is listed on Part I of Section 5.4(b)(ii) of the Company Disclosure Letter and who experiences a qualifying termination during such one-year period under the terms of the Severance Benefit Policy set forth in Part II of Section 5.4(b)(ii) of the Company Disclosure Letter, the severance benefits to which such Company Employee is entitled under such Severance Benefits Policy and (B) to each full-time salaried Company Employee whose name is not listed on Part I of Section 5.4(b)(ii) of the Company Disclosure Letter (and who is not a party to a Company Employee Agreement immediately prior to the Effective Time) and whose employment with Parent, the Surviving Corporation or any Company Subsidiary is involuntarily terminated as a result of the Merger by Parent, the Surviving Corporation or such Company Subsidiary during such one-year period other than for cause or as a result of such Company Employee’s death or disability (in each case, as determined by Parent in its sole discretion), severance benefits equal to two weeks base salary for each completed year of service at the time of such termination, up to a maximum of six (6) weeks base salary; provided, that in each case, such Company Employee first executes (and does not revoke) a release of claims in the form prepared by Parent.
     (iii) For purposes of eligibility and vesting under the employee benefit plans (but not for purposes of the accrual of benefits under any defined benefit plans) of Parent, the Surviving Corporation, the Company Subsidiaries and their respective affiliates providing benefits to any Company Employees after the

Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee who continues employment with Parent, the Surviving Corporation or a Company Subsidiary after the Effective Time shall be credited with his or her years of service with Company, the Company Subsidiaries and their respective affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Benefit Plan, provided, however, that no such crediting shall result in the duplication of benefits under any Company Benefit Plan. In addition, and without limiting the generality of the foregoing: (A) each Company Employee who continues employment with Parent, the Surviving Corporation or a Company Subsidiary after the Effective Time shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before the replacement; and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use or shall cause the Surviving Corporation to use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents to the same extent as under the applicable Company Benefit Plan, and Parent shall use or shall cause the Surviving Corporation to use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Benefit Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
     (iv) Nothing herein expressed or implied shall (A) confer upon any of the Company Employees any rights or remedies (including, without limitation, any right to employment or continued employment for any specified period) of any nature or kind whatsoever under or by reason of the Agreement, or (B) subject to the provisions of Sections 5.4(b)(i) and (ii) above, obligate Parent, the Surviving Corporation or any of their respective subsidiaries to maintain any particular Company Benefit Plan or grant or issue any equity-based awards or limit the ability of Parent to amend or terminate any of such Company Benefit Plans to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any Company Benefit Plan and no Company Employee shall have the right to enforce or compel the enforcement of any provisions of this Section 5.4(b) or this Agreement.

     (c) Indemnification; Directors’ and Officers’ Insurance.
     (i) The certificate of incorporation and bylaws of the Surviving Corporation shall continue to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each present and former officer, director, manager or partner, as applicable, of Company and the Company Subsidiaries (the “Indemnified Directors and Officers”) than are presently set forth in the Company Certificate and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified (unless an amendment, repeal or modification is required by Applicable Laws or any Indemnified Director and Officer affected thereby consents in writing thereto) for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals with respect to any acts or omissions occurring at or prior to the Effective Time. The existing indemnification agreements between Company or any Company Subsidiary and the directors and officers of Company as identified on Section 5.4(c)(i) of the Company Disclosure Letter shall continue in full force and effect after the Effective Time and shall not be amended, terminated or otherwise modified (unless an amendment or modification is required by Applicable Laws or is consented to by the applicable Indemnified Officer and Director) for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals with respect to any acts or omissions occurring at or prior to the Effective Time.
     (ii) From and after the Effective Time, Parent shall cause the directors and officers of Company who are currently covered by Company’s existing directors’ and officer’s liability insurance policy(ies) identified on Section 5.4(c)(ii) of the Company Disclosure Letter to be covered by a single premium tail directors’ and officers’ liability insurance policy acquired on or prior to the Closing Date and maintained by the Surviving Corporation, with limits, terms and conditions at least as favorable to those in the existing policies of Company, for a period of six years from and after the Effective Time with respect to acts or omissions occurring prior to the Effective Time that were committed by such directors and officers in their capacities as such, with policy limits, terms and conditions at least as favorable to the limits, terms and conditions in the existing policies of Company (or with such other limits, terms and conditions as permitted by the following two provisos of this sentence); provided, further, that in no event shall Parent be required to pay an annual premium in excess of 200% of the current annual premium paid by Company for its existing coverage on the date of this Agreement as identified on Section 5.4(c)(ii) of the Company Disclosure Letter (the “Insurance Amount”); and provided, further, that if Parent is unable to obtain tail coverage with policy limits, terms and conditions at least as favorable to the limits, terms and conditions in the existing policies of Company as a result of the preceding provision, Parent shall obtain the most advantageous tail coverage as is available for the Insurance Amount. Upon written request by a covered person, a copy of the policy will be made available to such covered person.

     (iii) This Section (c) is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Directors and Officers (to the extent the provisions of this Section (c) are applicable thereto) and their respective heirs and legal representatives.
     (iv) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person or engages in any other transaction such that the Surviving Corporation shall not be the continuing or surviving corporation or entity of such consolidation, merger or transaction or (ii) transfers or conveys all or substantially all of its properties and assets as an entirety in one or a series of related transactions to any Person(s), then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or such Person(s), as the case may be, shall assume and agree to perform the obligations set forth in this Section (c).
     (d) Parent Contribution to Termination of Credit Agreement. On or prior to the Effective Time, Parent will provide sufficient funds to Company to (i) pay all outstanding borrowings and fees under the Credit Agreement and the other indebtedness for which payoff letters shall be obtained or described in Section 5.3(b) to the extent Company does not have sufficient funds to pay such amounts incurred in compliance with the terms of this Agreement, including Section 5.3, and (ii) arrange for the replacement or cash collateralization under customary reasonable arrangements as to letters of credit outstanding under the Credit Agreement so that the Credit Agreement and the other indebtedness for which payoff letters shall be obtained or described in Section 5.3(b) may be terminated by Company in accordance with Section 5.3(b).
     5.5 Stockholders’ Meetings.
     (a) Company shall, as promptly as reasonably practicable after the date of this Agreement (i) take all steps reasonably necessary in accordance with the Applicable Laws and the Company Certificate and Company Bylaws to duly call, give notice of, convene and hold a special or annual meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of securing the Company Stockholders’ Approval, (ii) distribute to its stockholders the Proxy Statement/Prospectus in accordance with Applicable Laws and its Company Certificate and Company Bylaws, (iii) use all commercially reasonably efforts to solicit from its stockholders proxies in favor of approval of this Agreement and to take all other action necessary or advisable to secure the Company Stockholders’ Approval, and (iv) cooperate and consult with Parent with respect to each of the foregoing matters. Except to the extent expressly permitted by this Section 5.5(a) or Section 5.1: (A) the Proxy Statement/Prospectus shall include a statement to the effect that the directors present and voting at a duly called and held meeting of the Company Board have, by resolution adopted by all directors present and voting at a duly called and held meeting, recommended that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholder Meeting and (B) neither the Company Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, such recommendation of the Company Board that the Company Stockholders vote in favor of adoption of this Agreement. Without limiting the generality of the foregoing, Company agrees that its obligations pursuant to this Section 5.5(a) shall not be affected by the commencement, public proposal, public disclosure or communication to Company or any other Person of any Acquisition Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Company Board from failing to make or from withdrawing, amending or modifying its recommendation to the Company Stockholders (collectively, a “Change in the Company Board Recommendation”), provided that the Company Board determines in good faith and after consultation with its outside legal advisors that such action is necessary for the Company Board to comply with its fiduciary duties to Company or the Company Stockholders under Applicable Laws, but only after (y) providing written notice to Parent that it is prepared to make the determination permitted by this Section 5.5(a) and setting forth the reasons therefor and (z) for a period of five business days after providing such notice, Company negotiates with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to proceed with its recommendation of this Agreement, and at the end of such period the Company Board maintains its determination permitted by this Section 5.5(a) (after taking into account any proposed adjustments).
     (b) Parent shall, as promptly as reasonably practicable after the date of this Agreement (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its stockholders (the “Parent Stockholder Meeting”) for the purposes of voting upon the Parent Proposal, (ii) distribute to Parent Stockholders the Proxy Statement/Prospectus in accordance with Applicable Laws and its certificate of incorporation and bylaws, (iii) use all commercially reasonable efforts to solicit from Parent Stockholders proxies in favor of approval of the Parent Proposal and to take all other commercially reasonable action necessary to secure the approval of the Parent Proposal by the Parent Required Vote, and (iv) cooperate and consult with Company with respect to each of the foregoing matters. Except to the extent expressly permitted by this Section 5.5(b): (A) the Proxy Statement/Prospectus shall include a statement to the effect that the directors present and voting at a duly called and held meeting of the Parent Board have, by resolution adopted by all directors present and voting at a duly called and held meeting, recommended that the Parent Stockholders vote in favor of the Parent Proposal at the Parent Stockholder Meeting and (B) neither the Parent Board nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, such recommendation of the Parent Board that the Parent Stockholders vote in favor of the Parent Proposal. Notwithstanding the foregoing, nothing contained in this Agreement shall prohibit the Parent Board from failing to make or from withdrawing, amending or modifying its recommendation to the Parent Stockholders (collectively, a “Change in the Parent Board Recommendation”), provided that the Parent Board determines in good faith and after consultation with its outside legal advisors that such action is necessary for the Parent Board to comply with its fiduciary duties to Parent or the Parent Stockholders under Applicable Laws, but only after (y) providing written notice to Company that it is prepared to make the determination permitted by this Section 5.5(b) and setting forth the reasons therefor and (z) for a period of five business days after providing such notice, Parent negotiates with Company in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Parent Board to proceed with its recommendation of this Agreement, and at the end of such period the Parent Board maintains its determination permitted by this Section 5.5(b) (after taking into account any proposed adjustments).
     5.6 Preparation of the Proxy Statement/Prospectus and Registration Statement.
     (a) As promptly as practicable after the execution of this Agreement, Company and Parent shall cooperate in preparing, and each shall cause to be filed with the SEC, in connection with the Merger, the Proxy Statement/Prospectus in preliminary form and Parent shall promptly prepare and file with the SEC the Registration Statement, which will include a combined Proxy Statement/Prospectus and the parties shall file the opinion referenced in Section 6.2(c) and, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement/Prospectus, the Registration Statement and any such statement or schedule. Each of Company and Parent shall use its commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and each of Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement/Prospectus to its stockholders. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and Company shall furnish all information concerning Company and Company Stockholders as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and Company shall cause the Proxy Statement/Prospectus to be mailed to their respective stockholders, and, if necessary, after the definitive Proxy Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable.
     (b) If at any time prior to the Effective Time, any event or circumstance relating to Company, Parent, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by Company, Parent or Merger Sub that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Company, Parent or Merger Sub shall promptly inform the other parties hereto thereof in writing. All documents that Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the Registration Statement has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its

Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, the Registration Statement or the Merger and (ii) all orders of the SEC relating to the Registration Statement.
     (c) Each party shall use reasonable best efforts to cause to be delivered to the other party “comfort” letters of such party’s independent public accountants, dated within two business days of the effective date of the Registration Statement and within two business days of the meetings of stockholders of such party and such letters addressed to the other party with regard to certain financial information regarding such party included in the Registration Statement, in form reasonably satisfactory to the other party and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
     5.7 BP LTIP Committee. From the Effective Time through the duration of the BP LTIP, the BP LTIP committee shall have two (2) members, one (1) of whom shall be a Parent Board member who was previously a Company Board member.
     5.8 Stock Exchange Listing. Parent shall use commercially reasonable efforts to cause the Parent Common Stock that is to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, as of the Effective Time.
     5.9 Publicity. None of Company, Parent or Merger Sub, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Applicable Laws or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all commercially reasonable efforts have been made to consult with the other party. In addition, Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving Company, including earnings releases, reasonably in advance of publication or release.
     5.10 Section 16 Matters. Prior to the Closing Date, Parent and Company, and their respective Boards, shall use their commercially reasonable efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.
     5.11 Certain Tax Matters.
     (a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

     (b) Parent, Merger Sub, Company, the Parent Subsidiaries, and the Company Subsidiaries each shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the tax opinion set forth in Section 6.2(c).
     (c) Officers of Parent, Merger Sub and Company shall execute and deliver to Ballard Spahr Andrews & Ingersoll, LLP, tax counsel for Company, certificates substantially in the form agreed to by the parties and such firm at such time or times as may reasonably be requested by such firm, including contemporaneously with the execution of this Agreement, at the time the Registration Statement is declared effective by the SEC, and the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 6.2(c) hereof. Each of Parent, Merger Sub and Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.11(c).
     (d) Company and Parent shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Except to the extent set forth in Section 2.5, each of Merger Sub and Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.
     (e) Between the date of this Agreement and the Effective Time, Company agrees to (i) prepare all Returns, other than income tax Returns, for any periods ending prior to the Effective Time and which are required to be filed within 15 days following such date (taking extensions to file into account) using tax accounting methods and principles consistent with those used for preceding tax periods, unless a change is required by Applicable Laws, and (ii) prepare and submit to Parent U.S. federal and other material income tax Returns for any periods ending prior to the Effective Time, which are required to be filed prior to 30 days following the Effective Time (taking extensions to file into account). Company shall make such income tax Returns available to the Parent for review prior to filing with the relevant Governmental Authority and shall not refuse any reasonable request by the Parent with respect to such Returns. Each Return described in clause (i) or (ii) of this Section 5.11(e) shall be prepared and filed, and all related Taxes paid, on or prior to Effective Time.
     5.12 Affiliates Letter. Prior to the date of the Company Stockholder Meeting, Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Stockholder Meeting, “affiliates” of Company within the meaning of Rule 145 under the Securities Act. Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or Company as a Person who may be deemed to be such an affiliate of Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of Company if Parent shall receive from Company, on or before the date of Company Stockholder Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of Company Stockholder Meeting, from each affiliate of Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit B (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the Registration Statement or any other registration statement under the Securities Act for the purposes of resale by such affiliates of Parent Common Stock received pursuant to the Merger, and Parent may direct the Exchange Agent not to issue certificates or other electronic format representing Parent Common Stock received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Common Stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.12.
ARTICLE VI
CONDITIONS TO THE MERGER
     6.1 Conditions to the Obligations of Each Party. The obligations of Company, Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver of the following conditions at or prior to the Effective Time:
     (a) (i) This Agreement shall have been approved and adopted by the Company Stockholders in accordance with Applicable Laws, the Company Certificate and the Company Bylaws and (ii) the Parent Proposal shall have been approved and adopted by the Parent Required Vote in accordance with Applicable Laws, the Parent Certificate and the Parent Bylaws.
     (b) The requisite waiting period (and extensions, if any), if any, under the HSR Act shall have expired or terminated.
     (c) No provision of any Applicable Laws and no judgment, temporary restraining order, preliminary or permanent injunction, order, decree or other legal restraint or prohibition issued by a Governmental Authority of competent jurisdiction shall prohibit the consummation of the Merger.
     (d) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

     (e) The Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to office notice of issuance.
     6.2 Conditions to Obligations of Company. The obligation of Company to consummate the Merger shall also be subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:
     (a) The representations and warranties of each of the Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Parent Material Adverse Effect.
     (b) Parent and Merger Sub shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” or “Parent Material Adverse Effect,” in which case Parent and Merger Sub shall have performed and complied with all of such covenants in all respects through the Closing.
     (c) Company shall have received the opinion of Ballard Spahr Andrews & Ingersoll, LLP, counsel to Company, in form and substance reasonably satisfactory to Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and Company, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) Company, Merger Sub (if applicable), and Parent each will be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(c), Ballard Spahr Andrews & Ingersoll, LLP shall have received and may rely upon the certificates and representations referred to in Section 5.11(c) hereof.
     (d) Parent shall have delivered to Company a certificate executed by Parent’s Chief Executive Officer or Chief Financial Officer on behalf of Parent to the effect that each of the conditions specified above in Sections 6.2(a) and (b) is satisfied in all respects.
     6.3 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger shall also be subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:
     (a) The representations and warranties of Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the

Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Company Material Adverse Effect.
     (b) Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by terms such as “material” or “Company Material Adverse Effect,” in which case Company shall have performed and complied with all of such covenants in all respects through the Closing.
     (c) Company shall provide customary evidence satisfactory to Parent that (i) the Credit Agreement (including, without limitation, all commitments set forth therein), the note(s) and each of the other loan documents have been duly cancelled or repaid in full, and Company shall have satisfied and be discharged from any and all obligations and liabilities under the Credit Agreement and all documents and agreements delivered pursuant to the Credit Agreement and the Credit Agreement and all documents and agreements delivered thereunder, as applicable, shall be terminated, (ii) all liens and security interests upon any property of Company, the Company Subsidiaries or any of its or their affiliates granted in favor of the administrative agent under the Credit Agreement shall have been released and terminated without the requirement of any further action by or on behalf of any natural or corporate person, and (iii) Parent shall have received an acknowledgment of the repayment and termination of the Credit Agreement in form and substance acceptable to Parent.
     (d) Company shall have delivered to Parent a certificate duly executed by Company’s Chief Executive Officer or Chief Financial Officer on behalf of Company to the effect that each of the conditions specified in Sections 6.3(a), (b) and (c) is satisfied in all respects.
ARTICLE VII
TERMINATION; FEES AND EXPENSES
     7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption and approval of this Agreement by the Company Stockholders or the Parent Stockholders referred to in Section 6.1(a), by mutual written consent of Company and Parent by action of their respective Boards.
     7.2 Termination by Either Parent or Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of either Parent or Company, upon written notice to Company or Parent, as applicable, if:

     (a) the Merger shall not have been consummated by November 30, 2007 (the “Termination Date”), whether such date is before or after the date of the adoption of this Agreement by the Company Stockholders or the Parent Stockholders; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the Termination Date;
     (b) the Company Stockholders fail to adopt this Agreement because of the failure to obtain the Company Stockholders’ Approval at the Company Stockholder Meeting;
     (c) the Parent Proposal shall not have been approved because of the failure to obtain the Parent Required Vote at the Parent Stockholder Meeting; or
     (d) any Governmental Authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action shall have become final and nonappealable; provided, that the parties hereto shall have used their commercially reasonable efforts to have any such order, decree or ruling or other action vacated or reversed.
     7.3 Termination by Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, except for Section 7.3(f), which termination right may only be exercised after the 100th day following the date of the HSR filing, by action of the Company Board, upon written notice to Parent, if:
     (a) there has been a breach of any representations, warranties, covenants or agreements made by Parent or Merger Sub in this Agreement, or any such representations and warranties shall have become untrue or incorrect after the execution of this Agreement, such that the conditions set forth in Sections 6.2(a) or (b) would not be satisfied at the Closing and such breach or failure to be true and correct is not cured within 15 calendar days following receipt of written notice from Company of such breach or failure (or such longer period during which Parent or Merger Sub exercises commercially reasonable efforts to cure);
     (b) the Company Board shall have effected a Change in the Company Board Recommendation;
     (c) the Company Board shall have effected an Alternative Transaction Recommendation as provided for in Section 5.1 of this Agreement;
     (d) the Parent Board shall have effected a Change in the Parent Board Recommendation;
     (e) the representation set forth in Section 4.10(a) shall become untrue or incorrect at any time after the date of this Agreement and such representation is not reasonably likely to be true and correct on the Termination Date; or

     (f) with respect to antitrust matters, HSR approval has not been obtained before the expiration of 100 days after the date of the HSR filing, and facts and circumstances existing at that time indicate that (i) a substantial likelihood exists that the Governmental Authority will successfully enjoin, restrain or otherwise prohibit the consummation of the Merger (excluding any threat to seek divestiture of any businesses conducted by Company, the Company Subsidiaries, Parent or the Parent Subsidiaries) and (ii) the continued pursuit by Company of an approval of the HSR filing would reasonably be expected to have a material adverse effect on Company and the Company Subsidiaries, taken as a whole.
     7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, except for Section 7.4(g), which termination right may only be exercised after the 100th day following the date of the HSR filing, by action of the Parent Board, upon written notice to Company, if:
     (a) there has been a breach of any representation, warranty, covenant or agreement made by Company in this Agreement, or any such representation and warranty shall have become untrue or incorrect after the execution of this Agreement, such that the conditions set forth in Sections 6.3(a) or (b) would not be satisfied at the Closing and such breach or failure to be true and correct is not cured within 15 calendar days following receipt of written notice from Parent of such breach or failure (or such longer period during which Company exercises commercially reasonable efforts to cure);
     (b) the Company Board shall have effected a Change in the Company Board Recommendation;
     (c) the Company Board shall have effected an Alternative Transaction Recommendation as provided for in Section 5.1 of this Agreement;
     (d) the Parent Board shall have effected a Change in the Parent Board Recommendation;
     (e) prior to the Effective Time, Parent enters into a contractual commitment that would effect a Change in Control of Parent upon consummation thereof, which for purposes of this Agreement a “Change in Control of Parent” shall mean a transaction within clauses (1), (2) or (3) of the definition of an Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “25%” shall be replaced with “50%” and references to “Company” and the “Company Subsidiaries” shall be replaced with “Parent” and “Parent Subsidiaries”, respectively);
     (f) the representation set forth in Section 3.11(a) shall become untrue or incorrect at any time after the date of this Agreement and such representation is not reasonably likely to be true and correct on the Termination Date; or
     (g) with respect to antitrust matters, any Governmental Authority or any representative of such Governmental Authority shall have threatened to seek or shall have issued an order, decree or ruling or taken any other action from a court of competent jurisdiction, temporarily or permanently enjoining, restraining or otherwise prohibiting the consummation of the Merger.
     7.5 Effect of Termination. In the event of the termination of this Agreement as provided in Sections 7.1, 7.2, 7.3 or 7.4, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to Sections 7.5, 7.6 and Article VIII, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or Company (or any of their respective directors, officers, employees, agents, legal and financial advisors or other Representatives), except as set forth in Section 7.6 and Article VIII of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreements; provided that nothing herein shall relieve any party from any liability or damages with respect to any willful or intentional breach of any representation, warranty, covenant or other obligation under this Agreement.
     7.6 Fees and Expenses.
     (a) In the event that:
     (i) (A) Prior to the Company Stockholder Meeting, any Person (other than Parent) shall have made and not withdrawn an Acquisition Proposal (substituting 50.1% for the 25% threshold set forth in the definition of Acquisition Proposal, a “Covered Proposal”) for Company, (B) Parent or Company shall have terminated this Agreement pursuant to Section 7.1, Section 7.2(a) or Section 7.2(b), and (C) within twelve (12) months of termination of this Agreement, Company consummates a Covered Proposal or enters into an agreement with respect to an Acquisition Proposal which is ultimately consummated (whether prior to or after such twelve-month period); or
     (ii) this Agreement shall be terminated pursuant to Sections 7.3(b), 7.3(c), 7.4(b) or 7.4(c);
then, in any such event, Company shall pay to Parent a termination fee in cash of $43.0 million (the “Company Termination Fee”); provided that Company shall not be obligated to pay any Company Termination Fee to Parent pursuant to Section 7.3(b) (x) if Parent is obligated to pay a Parent Termination Fee (as defined below) to Company pursuant to Section 7.6(b)(ii) or (y) if Parent terminates this Agreement pursuant to Section 7.4(b) as a result of a Change in the Company Board Recommendation based solely upon Parent entering into a contractual commitment that, upon consummation, would effect a Change in Control of Parent and such commitment requires that Parent terminate this Agreement.
     (b) In the event that:
     (i) this Agreement shall be terminated pursuant to Sections 7.3(d), 7.4(d) or 7.4(e); or

     (ii) Company terminates this Agreement pursuant to Section 7.3(b) as a result of a Change in the Company Board Recommendation based solely upon Parent entering into a contractual commitment that, upon consummation, would effect a Change in Control of Parent and such commitment requires that Parent terminate this Agreement;
then, in any such event, Parent shall pay to Company a termination fee (the “Parent Termination Fee”) in cash of $43.0 million.
     (c) Any Company Termination Fee that becomes payable shall be paid by wire transfer of same-day funds and (i) in the case of Section 7.6(a)(i), be paid within two business days of the date of consummation of the Covered Proposal or Acquisition Proposal, and (ii) in the case of Section 7.6(a)(ii), be paid within two business days of the date that this Agreement is terminated.
     (d) Any Parent Termination Fee that becomes payable under Section 7.6(b) shall be paid by wire transfer of same-day funds and be paid within two business days of the date this Agreement is terminated.
     (e) Except as specifically provided in this Section 7.6, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party hereto incurring such expenses, except (i) filing fees incurred in connection with SEC filings relating to the Merger and the transactions contemplated by this Agreement, which shall be paid solely by Parent, (ii) printing and mailing costs related thereto, all of which shall be shared equally by Parent and Company; and (iii) filing fees incurred in connection with Federal Trade Commission and the Department of Justice filings relating to the HSR Act, which shall be shared equally by Parent and Company.
     (f) Company shall pay Parent an amount not to exceed $5.0 million as reimbursement for expenses of Parent actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Parent’s legal counsel, financial advisors, and accountant(s)) in the event of the termination of this Agreement (i) by Parent or Company pursuant to Section 7.2(a) if the failure to satisfy the conditions set forth in Section 6.3 by the Termination Date shall have resulted in the Closing not occurring or (ii) by Parent pursuant to Section 7.4(a). The expenses payable pursuant to this Section 7.6(f) shall be paid by wire transfer of same-day funds within 10 business days after demand therefor following the occurrence of the termination giving rise to the payment obligation described in this Section 7.6(f).
     (g) Parent shall pay Company an amount not to exceed $5.0 million as reimbursement for expenses of Company actually incurred relating to the transactions contemplated by this Agreement prior to termination (including, but not limited to, fees and expenses of Company’s legal counsel, financial advisors, and accountant(s)) in the event of the termination of this Agreement (i) by Parent or Company pursuant to Section 7.2(a) if the failure to satisfy the conditions set forth in Section 6.2(a), (b) or (d) by the

Termination Date shall have resulted in the Closing not occurring, or (ii) by Company pursuant to Section 7.3(a). The expenses payable pursuant to this Section 7.6(g) shall be paid by wire transfer of same-day funds within 10 business days after demand therefor following the occurrence of the termination giving rise to the payment obligation described in this Section 7.6(g).
ARTICLE VIII
MISCELLANEOUS
     8.1 Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement. Notwithstanding the foregoing, the agreements and covenants which by their nature are to be performed following the Effective Time, specifically including Section 5.4, shall survive consummation of the Merger.
     8.2 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or delivered by a nationally recognized overnight courier service to the parties hereto at the following addresses (or at such other address for a party hereto as shall be specified by like notice):
     if to Parent or Merger Sub, to:
                Quanta Services, Inc.
                1360 Post Oak Boulevard, Suite 2100
                Houston, Texas 77056
                Telephone: (713) 629-7600
                Facsimile: (713) 629-7639
                Attention: General Counsel
                with a copy to (which copy shall not constitute notice):
                Akin Gump Strauss Hauer & Feld LLP
                1111 Louisiana Street, 44th Floor
                Houston, Texas 77002
                Telephone: (713) 220-5896
                Facsimile: (713) 236-0822
                Attention: Christine B. LaFollette
                                    Mark Zvonkovic

     if to Company, to:
                InfraSource Services, Inc.
                100 West Sixth Street, Suite 300
                Media, Pennsylvania 19063
                Telephone: (610) 480-8000
                Facsimile: (610) 480-8097
                Attention: General Counsel
                with a copy to (which copy shall not constitute notice):
                Ballard Spahr Andrews & Ingersoll, LLP
                1735 Market Street, 51st Floor
                Philadelphia, Pennsylvania 19103
                Telephone: (215) 864-8631
                Facsimile: (215) 864-9969
                Attention: Mary J. Mullany
     8.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings, the table of contents and the index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
     8.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same agreement. The parties hereto may execute more than one copy of this Agreement, each of which shall constitute an original.
     8.5 Entire Agreement. This Agreement (including the Company Disclosure Letter, Parent Disclosure Letter and Exhibits attached hereto and the documents and instruments referred to herein that are to be delivered at Closing), together with the Confidentiality Agreements, constitutes the entire agreement among the parties hereto and supersedes all prior agreements, arrangements, undertakings, understandings, representations and warranties made by or among the parties hereto, or any of them, written and oral, with respect to the subject matter hereof. The parties hereto agree that the Confidentiality Agreements shall continue in full force and effect in accordance with their terms, except that it shall terminate immediately prior to the Effective Time.
     8.6 Third-Party Beneficiaries. Except for the agreements set forth in Sections 1.5 and Section 5.4(c), which are intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.
     8.7 Governing Law. The Merger, this Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to conflict of laws principles.
     8.8 Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of such a bond or undertaking.
     8.9 Consent to Jurisdiction; Venue; Jury Trial.
     (a) Each of the parties hereto (i) irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery (as well as to the jurisdiction of the Delaware Supreme Court to which an appeal may be taken from such court), for the purpose of any Action arising out of or relating to this Agreement, and the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such Action or proceeding shall be heard and determined exclusively in the Delaware Court of Chancery, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought, and (v) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
     (b) Each of the parties hereto agrees to waive any bond, surety or other security that might be required of any other party with respect to any action or proceeding, including an appeal thereof.
     (c) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other Action relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party or by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 8.2. Nothing in this Section 8.9 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.
     (d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT

HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) IT MAKES SUCH WAIVER VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS MERGER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.9.
     8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
     8.11 Amendment. This Agreement may be amended by the parties hereto at any time before or after approval of the Merger by the Company Stockholders; provided, however, that after any such approval, no amendment shall be made that by law requires further approval by the Company Stockholders without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     8.12 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso of Section 8.11, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights and the single or partial exercise of any rights hereof shall not preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
     8.13 No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.
     8.14 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, Parent, Merger Sub and Company have signed this Agreement as of the date first written above.

QUANTA SERVICES, INC.
By:	/s/ JOHN R. COLSON
	Name:	John R. Colson
	Title:	Chief Executive Officer and Chairman of the Board

QUANTA MS ACQUISITION, INC.
By:	/s/ JAMES H. HADDOX
	Name:	James H. Haddox
	Title:	President

INFRASOURCE SERVICES, INC.
By:	/s/ DAVID R. HELWIG
	Name:	David R. Helwig
	Title:	Chief Executive Officer, President and Chairman of the Board

[Signature Page to Merger Agreement]